# GRUPO MODELO, S.A. DE C.V.



July 28, 2004

Rule 12g3-2(b) File No. 82-34766

Office of International Corporate Financ[redacted]
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
ATTN: Mr. Michael Pressman



Grupo Modelo S.A. de C.V.
Rule 12g3-2(b) File No. 82-34766

The enclosed information is being furnished to the Securities and Exchange Commission (the "*SEC*") on behalf of Grupo Modelo S.A. de C.V. (the "*Company*") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "*Act*") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

For and on behalf of
Grupo Modelo S.A. de C.V.

Name: Margarita Hugues Vélez
Title: In-house Counsel



Enclosure[s] : Financial Information

dlw 8/9

CAMPOS ELISEOS No. 400 PISO 8 COL. LOMAS DE CHAPULTEPEC C.P. 11000 MEXICO, D.F.
TEL.: 52-81-01-14 FAX: 52-80-02-09 Y 52-80-82-44 www.gmodelo.com.mx

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: GMODELO    Quarter: 2    Year: 2004

**GRUPO MODELO, S.A. DE C.V.**



CONSOLIDATED FINANCIAL STATEMENT
AT JUNE 30 OF 2004 AND 2003
(Thousands of Pesos)

TRANSLATION FOR INFORMATION PURPOSES ONLY

Final Printing

| REF S | CONCEPTS | QUARTER OF PRESENT Amount | % | QUARTER OF PREVIOUS Amount | % |
|---|---|---|---|---|---|
| 1 | **TOTAL ASSETS** | **65,910,239** | 100 | **61,747,838** | 100 |
| 2 | **CURRENT ASSETS** | **20,648,224** | **31** | **19,258,122** | **31** |
| 3 | CASH AND SHORT-TERM INVESTMENTS | 12,672,137 | 19 | 10,140,896 | 16 |
| 4 | ACCOUNTS AND DOCUMENTS RECEIVABLE (NET) | 1,499,114 | 2 | 1,194,386 | 2 |
| 5 | OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE | 311,581 | 0 | 372,383 | 1 |
| 6 | INVENTORIES | 4,544,077 | 7 | 4,936,505 | 8 |
| 7 | OTHER CURRENT ASSETS | 1,621,315 | 2 | 2,613,952 | 4 |
| 8 | **LONG-TERM** | **3,556,329** | **5** | **2,774,334** | **4** |
| 9 | ACCOUNTS AND DOCUMENTS RECEIVABLE (NET) | 1,017,533 | 2 | 143,282 | 0 |
| 10 | INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATED | 2,400,890 | 4 | 2,508,438 | 4 |
| 11 | OTHER INVESTMENTS | 137,906 | 0 | 122,614 | 0 |
| 12 | **PROPERTY, PLANT AND EQUIPMENT** | **39,540,581** | **60** | **37,997,384** | **62** |
| 13 | PROPERTY | 17,935,964 | 27 | 17,507,780 | 28 |
| 14 | MACHINERY AND INDUSTRIAL EQUIPMENT | 26,138,777 | 40 | 25,681,986 | 42 |
| 15 | OTHER EQUIPMENT | 7,695,527 | 12 | 8,274,871 | 13 |
| 16 | ACCUMULATED DEPRECIATION | 18,678,866 | 28 | 18,145,584 | 29 |
| 17 | CONSTRUCTION IN PROGRESS | 6,449,179 | 10 | 4,678,331 | 8 |
| 18 | **DEFERRED ASSETS (NET)** | **937,560** | **1** | **516,842** | **1** |
| 19 | **OTHER ASSETS** | **1,227,545** | **2** | **1,201,156** | **2** |
| 20 | **TOTAL LIABILITIES** | **12,168,890** | 100 | **11,253,505** | 100 |
| 21 | **CURRENT LIABILITIES** | **4,384,269** | **36** | **3,932,509** | **35** |
| 22 | SUPPLIERS | 1,226,190 | 10 | 1,025,160 | 9 |
| 23 | BANK LOANS | 37,082 | 0 | 26,544 | 0 |
| 24 | STOCK MARKET LOANS | 0 | 0 | 0 | 0 |
| 25 | TAXES TO BE PAID | 1,972,549 | 16 | 1,788,952 | 16 |
| 26 | OTHER CURRENT LIABILITIES | 1,148,448 | 9 | 1,091,853 | 10 |
| 27 | **LONG-TERM LIABILITIES** | **0** | **0** | **0** | **0** |
| 28 | BANK LOANS | 0 | 0 | 0 | 0 |
| 29 | STOCK MARKET LOANS | 0 | 0 | 0 | 0 |
| 30 | OTHER LOANS | 0 | 0 | 0 | 0 |
| 31 | **DEFERRED LOANS** | **7,784,621** | **64** | **7,320,996** | **65** |
| 32 | **OTHER LIABILITIES** | **0** | **0** | **0** | **0** |
| 33 | CONSOLIDATED STOCK HOLDERS' EQUITY | 53,741,349 | 100 | 50,494,333 | 100 |
| 34 | **MINORITY INTEREST** | **12,608,283** | **23** | **12,187,347** | **24** |
| 35 | **MAJORITY INTEREST** | **41,133,066** | **77** | **38,306,986** | **76** |
| 36 | **CONTRIBUTED CAPITAL** | **15,121,063** | **28** | **15,121,063** | **30** |
| 37 | PAID-IN CAPITAL STOCK (NOMINAL) | 2,839,652 | 5 | 2,839,652 | 6 |
| 38 | RESTATEMENT OF PAID-IN CAPITAL STOCK | 11,337,261 | 21 | 11,337,261 | 22 |
| 39 | PREMIUM ON SALES OF SHARES | 911,036 | 2 | 911,036 | 2 |
| 40 | CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES | 33,114 | 0 | 33,114 | 0 |
| 41 | **CAPITAL INCREASE (DECREASE)** | **26,012,003** | **48** | **23,185,923** | **46** |
| 42 | RETAINED EARNINGS AND CAPITAL RESERVE | 23,175,177 | 43 | 20,607,210 | 41 |
| 43 | REPURCHASE FUND OF SHARES | 596,358 | 1 | 596,358 | 1 |
| 44 | EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY | (662,554) | (1) | (610,150) | (1) |
| 45 | NET INCOME FOR THE YEAR | 2,903,022 | 5 | 2,592,505 | 5 |

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMODELO** QUARTER: **2** YEAR: **2004**

**GRUPO MODELO, S.A. DE C.V.**

**CONSOLIDATED** FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

TRANSLATION FOR INFORMATION PURPOSES ONLY

**Final Printing**

| REF S | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR Amount | % | QUARTER OF PREVIOUS FINANCIAL YEAR Amount | % |
|---|---|---|---|---|---|
| **3** | **CASH AND SHORT-TERM INVESTMENTS** | **12,672,137** | 100 | **10,140,896** | 100 |
| 46 | CASH | 375,142 | 3 | 493,578 | 5 |
| 47 | SHORT-TERM INVESTMENTS | 12,296,995 | 97 | 9,647,318 | 95 |
| **18** | **DEFERRED ASSETS (NET)** | **937,560** | 100 | **516,842** | 100 |
| 48 | AMORTIZED OR REDEEMED EXPENSES | 666,787 | 71 | 231,471 | 45 |
| 49 | GOODWILL | 270,773 | 29 | 285,371 | 55 |
| 50 | DEFERRED TAXES | 0 | 0 | 0 | 0 |
| 51 | OTHERS | 0 | 0 | 0 | 0 |
| **21** | **CURRENT LIABILITIES** | **4,384,269** | 100 | **3,932,509** | 100 |
| 52 | FOREING CURRENCY LIABILITIES | 377,966 | 9 | 279,376 | 7 |
| 53 | MEXICAN PESOS LIABILITIES | 4,006,303 | 91 | 3,653,133 | 93 |
| **24** | **STOCK MARKET LOANS** | **0** | 100 | **0** | 100 |
| 54 | COMMERCIAL PAPER | 0 | 0 | | 0 |
| 55 | CURRENT MATURITIES OF MEDIUM TERM NOTES | 0 | 0 | | 0 |
| 56 | CURRENT MATURITIES OF BONDS | 0 | 0 | | 0 |
| **26** | **OTHER CURRENT LIABILITIES** | **1,148,448** | 100 | **1,091,853** | 100 |
| 57 | OTHER CURRENT LIABILITIES WITH COST | 0 | 0 | 0 | 0 |
| 58 | OTHER CURRENT LIABILITIES WITHOUT COST | 1,148,448 | 100 | 1,091,853 | 100 |
| **27** | **LONG-TERM LIABILITIES** | **0** | 100 | **0** | 100 |
| 59 | FOREING CURRENCY LIABILITIES | 0 | 0 | 0 | 0 |
| 60 | MEXICAN PESOS LIABILITIES | 0 | 0 | 0 | 0 |
| **29** | **STOCK MARKET LOANS** | **0** | 100 | **0** | 100 |
| 61 | BONDS | | 0 | | 0 |
| 62 | MEDIUM TERM NOTES | | 0 | | 0 |
| **30** | **OTHER LOANS** | **0** | 100 | **0** | 100 |
| 63 | OTHER LOANS WITH COST | | 0 | | 0 |
| 64 | OTHER LOANS WITHOUT COST | | 0 | | 0 |
| **31** | **DEFERRED LOANS** | **7,784,621** | 100 | **7,320,996** | 100 |
| 65 | NEGATIVE GOODWILL | 0 | 0 | 0 | 0 |
| 66 | DEFERRED TAXES | 7,015,759 | 90 | 6,717,162 | 92 |
| 67 | OTHERS | 768,862 | 10 | 603,834 | 8 |
| **32** | **OTHER LIABILITIES** | **0** | 100 | **0** | 100 |
| 68 | RESERVES | | 0 | | 0 |
| 69 | OTHERS LIABILITIES | | 0 | | 0 |
| **44** | EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY | (662,554) | 100 | (610,150) | 100 |
| 70 | ACCUMULATED INCOME DUE TO MONETARY POSITION | 4,091,142 | 617 | 4,091,142 | 671 |
| 71 | INCOME FROM NON-MONETARY POSITION ASSETS | (4,753,696) | (717) | (4,701,292) | (771) |

STOCK EXCHANGE CODE: **GMODELO** QUARTER: 2 YEAR: 2004

***GRUPO MODELO, S.A. DE C.V.***

TRANSLATION FOR INFORMATION PURPOSES ONLY

**CONSOLIDATED** FINANCIAL STATEMENT
*OTHER CONCEPTS*
(Thousands of Pesos)

**Final Printing**

| REFS | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR Amount | QUARTER OF PREVIOUS FINANCIAL YEAR Amount |
|---|---|---|---|
| 72 | WORKING CAPITAL | 16,263,955 | 15,325,613 |
| 73 | PENSIONS FUND AND SENIORITY PREMIUMS | 3,550,191 | 3,160,859 |
| 74 | EXECUTIVES (*) | 0 | 0 |
| 75 | EMPLOYERS (*) | 23,039 | 24,072 |
| 76 | WORKERS (*) | 22,707 | 24,134 |
| 77 | CIRCULATION SHARES (*) | 3,251,759,632 | 3,251,759,632 |
| 78 | REPURCHASED SHARES (*) | 0 | 0 |

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMODELO** QUARTER: **2** YEAR: **2004**
**GRUPO MODELO, S.A. DE C.V.**

TRANSLATION FOR INFORMATION PURPOSES ONLY

**CONSOLIDATED EARNING STATEMENT**
FROM JANUARY THE 1st TO JUNE 30 OF 2004 AND 2003
(Thousands of Pesos)

**Final Printing**

| REF R | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR Amount | % | QUARTER OF PREVIOUS FINANCIAL YEAR Amount | % |
|---|---|---|---|---|---|
| 1 | NET SALES | 21,547,993 | 100 | 20,405,557 | 100 |
| 2 | COST OF SALES | 9,416,747 | 44 | 8,970,151 | 44 |
| 3 | GROSS INCOME | 12,131,246 | 56 | 11,435,406 | 56 |
| 4 | OPERATING EXPENSES | 5,635,241 | 26 | 5,729,904 | 28 |
| 5 | OPERATING INCOME | 6,496,005 | 30 | 5,705,502 | 28 |
| 6 | TOTAL FINANCING COST | (164,877) | (1) | (290,234) | (1) |
| 7 | INCOME AFTER FINANCING COST | 6,660,882 | 31 | 5,995,736 | 29 |
| 8 | OTHER FINANCIAL OPERATIONS | (293,369) | (1) | (187,745) | (1) |
| 9 | INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING | 6,954,251 | 32 | 6,183,481 | 30 |
| 10 | RESERVE FOR TAXES AND WORKERS' PROFIT SHARING | 3,140,723 | 15 | 2,779,627 | 14 |
| 11 | NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING | 3,813,528 | 18 | 3,403,854 | 17 |
| 12 | SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES | 0 | 0 | 0 | 0 |
| 13 | CONSOLIDATED NET INCOME OF CONTINUOUS OPARATION | 3,813,528 | 18 | 3,403,854 | 17 |
| 14 | INCOME OF DISCONTINUOUS OPERATIONS | 0 | 0 | 0 | 0 |
| 15 | CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS | 3,813,528 | 18 | 3,403,854 | 17 |
| 16 | EXTRAORDINARY ITEMS NET EXPENSES (INCOME) | 0 | 0 | 0 | 0 |
| 17 | NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES | 0 | 0 | 0 | 0 |
| 18 | NET CONSOLIDATED INCOME | 3,813,528 | 18 | 3,403,854 | 17 |
| 19 | NET INCOME OF MINORITY INTEREST | 910,506 | 4 | 811,349 | 4 |
| 20 | NET INCOME OF MAJORITY INTEREST | 2,903,022 | 13 | 2,592,505 | 13 |

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: **GMODELO**

**GRUPO MODELO, S.A. DE C.V.**

QUARTER: 2 YEAR: 2004

TRANSLATION FOR INFORMATION PURPOSES ONLY

**CONSOLIDATED EARNING STATEMENT**

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

**Final Printing**

| REF R | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR Amount | % | QUARTER OF PREVIOUS FINANCIAL YEAR Amount | % |
|---|---|---|---|---|---|
| **1** | **NET SALES** | **21,547,993** | 100 | **20,405,557** | 100 |
| 21 | DOMESTIC | 15,101,223 | 70 | 14,925,051 | 73 |
| 22 | FOREIGN | 6,446,770 | 30 | 5,480,506 | 27 |
| 23 | TRANSLATED INTO DOLLARS (***) | 573,143 | 3 | 494,700 | 2 |
| **6** | **TOTAL FINANCING COST** | **(164,877)** | 100 | **(290,234)** | 100 |
| 24 | INTEREST PAID | 41 | 0 | 20 | 0 |
| 25 | EXCHANGE LOSSES | 54,871 | 33 | 70,752 | 24 |
| 26 | INTEREST EARNED | 364,344 | 221 | 402,712 | 139 |
| 27 | EXCHANGE PROFITS | 64,495 | 39 | 86,253 | 30 |
| 28 | GAIN DUE TO MONETARY POSITION | 209,050 | 127 | 127,959 | 44 |
| **8** | **OTHER FINANCIAL OPERATIONS** | **(293,369)** | 100 | **(187,745)** | 100 |
| 29 | OTHER NET EXPENSES (INCOME) NET | (293,369) | (100) | (187,745) | (100) |
| 30 | (PROFIT) LOSS ON SALE OF OWN SHARES | 0 | 0 | 0 | 0 |
| 31 | (PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS | 0 | 0 | 0 | 0 |
| **10** | **RESERVE FOR TAXES AND WORKERS' PROFIT SHARING** | **3,140,723** | 100 | **2,779,627** | 100 |
| 32 | INCOME TAX | 2,621,384 | 83 | 2,183,867 | 79 |
| 33 | DEFERED INCOME TAX | (147,401) | (5) | 48,271 | 2 |
| 34 | WORKERS' PROFIT SHARING | 666,740 | 21 | 547,489 | 20 |
| 35 | DEFERED WORKERS' PROFIT SHARING | 0 | 0 | 0 | 0 |

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMODELO** QUARTER: 2 YEAR: 2004
**GRUPO MODELO, S.A. DE C.V.**

TRANSLATION FOR INFORMATION PURPOSES ONLY

**CONSOLIDATED EARNING STATEMENT**
OTHER CONCEPTS
(Thousands of Pesos)

**Final Printing**

| REF R | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR Amount | QUARTER OF PREVIOUS FINANCIAL YEAR Amount |
|---|---|---|---|
| 36 | TOTAL SALES | 23,410,104 | 21,801,908 |
| 37 | NET INCOME OF THE YEAR | 3,227,360 | 2,922,401 |
| 38 | NET SALES (**) | 42,255,187 | 39,918,930 |
| 39 | OPERATION INCOME (**) | 11,833,487 | 10,384,218 |
| 40 | NET INCOME OF MAYORITY INTEREST(**) | 5,205,716 | 4,536,341 |
| 41 | NET CONSOLIDATED INCOME (**) | 6,847,628 | 5,972,362 |

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TRANSLATION FOR INFORMATION PURPOSES ONLY

STOCK EXCHANGE CODE GMODELO QUARTER 2 YEAR 2004
GRUPO MODELO, S.A. DE C.V.

**CONSOLIDATED EARNING STATEMENT**
**FROM APRIL THE 1ST TO JUNE 30 OF 2004 AND 2003**
(Thousands of Pesos)

CONSOLIDATED
**Final Printing**

| REF R | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR Amount | % | QUARTER OF PREVIOUS FINANCIAL YEAR Amount | % |
|---|---|---|---|---|---|
| **1** | **NET SALES** | **12,357,502** | **100** | **11,297,915** | **100** |
| 2 | COST OF SALES | 5,457,453 | 44 | 4,961,867 | 44 |
| **3** | **GROSS INCOME** | **6,900,049** | **56** | **6,336,048** | **56** |
| 4 | OPERATING EXPENSES | 2,947,456 | 24 | 3,027,304 | 27 |
| **5** | **OPERATING INCOME** | **3,952,593** | **32** | **3,308,744** | **29** |
| 6 | TOTAL FINANCING COST | -192,192 | -2 | -183,655 | -2 |
| **7** | **INCOME AFTER FINANCING COST** | **4,144,785** | **34** | **3,492,399** | **31** |
| 8 | OTHER FIANCIAL OPERATIONS | -64,271 | -1 | -122,310 | -1 |
| **9** | **INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING** | **4,209,056** | **34** | **3,614,709** | **32** |
| 10 | RESERVE FOR TAXES AND WORKERS' PROFIT SHARING | 1,853,799 | 15 | 1,577,816 | 14 |
| **11** | **NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING** | **2,355,257** | **19** | **2,036,893** | **18** |
| 12 | SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES | 0 | 0 | 0 | 0 |
| **13** | **CONSOLIDATED NET INCOME OF CONTINUOUS OPERATION** | **2,355,257** | **19** | **2,036,893** | **18** |
| 14 | INCOME OF DISCONTINOUS OPERATION | 0 | 0 | 0 | 0 |
| **15** | **CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS** | **2,355,257** | **19** | **2,036,893** | **18** |
| 16 | EXTRAORDINARY ITEMS NET EXPENSES (INCOME) | 0 | 0 | 0 | 0 |
| 17 | NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES | 0 | 0 | 0 | 0 |
| **18** | **NET COSOLIDATED INCOME** | **2,355,257** | **19** | **2,036,893** | **18** |
| 19 | NET INCOME OF MINORITY INTEREST | 562,770 | 5 | 485,569 | 4 |
| **20** | **NET INCOME OF MAJORITY INTEREST** | **1,792,487** | **15** | **1,551,324** | **14** |

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TRANSLATION FOR INFORMATION PURPOSES ONLY

STOCK EXCHANGE CODE GMODELO QUARTER 2 YEAR 2004
GRUPO MODELO, S.A. DE C.V.

**CONSOLIDATED EARNING STATEMENT**
**BREAKDOWN OF MAIN CONCEPTS**
(Thousands of Pesos)

CONSOLIDATED
**Final Printing**

| REF R | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR | | QUARTER OF PREVIOUS FINANCIAL YEAR | |
|---|---|---|---|---|---|
| | | Amount | % | Amount | % |
| **1** | **NET SALES** | **12,357,502** | **100** | **11,297,915** | **100** |
| 21 | DOMESTIC | 8,344,629 | 68 | 8,221,597 | 73 |
| 22 | FOREIGN | 4,012,873 | 32 | 3,076,318 | 27 |
| 23 | TRANSLATED INTO DOLLARS (***) | 352,244 | 3 | 282,555 | 3 |
| **6** | **TOTAL FINANCING COST** | **-192,192** | **100** | **-183,655** | **100** |
| 24 | INTREST PAID | 33 | 0 | 20 | 0 |
| 25 | EXCHANGE LOSSES | 26,969 | 14 | 36,162 | 20 |
| 26 | INTEREST EARNED | 187,367 | 97 | 173,282 | 94 |
| 27 | EXCHANGE PROFITS | 48,982 | 25 | 30,521 | 17 |
| 28 | GAIN DUE TO MONETARY POSITION | 17,155 | 9 | -16,034 | -9 |
| **8** | **OTHER FIANCIAL OPERATIONS** | **-64,271** | **100** | **-122,310** | **100** |
| 29 | OTHER NET EXPENSES (INCOME) NET | -64,271 | 100 | -122,310 | -100 |
| 30 | (PROFIT) LOSS ON SALE OF OWN SHARES | 0 | 0 | 0 | 0 |
| 31 | (PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS | 0 | 0 | 0 | 0 |
| **10** | **RESERVE FOR TAXES AND WORKERS' PROFIT SHARING** | **1,853,799** | **100** | **1,577,816** | **100** |
| 32 | INCOME TAX | 1,580,606 | 85 | 1,226,814 | 78 |
| 33 | DEFERED INCOME TAX | -139,328 | -8 | 48,497 | 3 |
| 34 | WORKERS' PROFIT SHARING | 412,521 | 22 | 302,505 | 19 |
| 35 | DEFERED WORKERS' PROFIT SHARING | 0 | 0 | 0 | 0 |

MEXICAN STOCK EXCHANGE

SIFIC / ICS

TRANSLATION FOR INFORMATION PURPOSES ONLY

STOCK EXCHANGE CODE: **GMODELO** QUARTER: 2 YEAR: **2004**

**GRUPO MODELO, S.A. DE C.V.**

**CONSOLIDATED FINANCIAL STATEMENT**

FROM JANUARY THE 1st TO JUNE 30 OF 2004 AND 2003

(Thousands of Pesos)

**Final Printing**

| REF C | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR Amount | QUARTER OF PREVIOUS FINANCIAL YEAR Amount |
|---|---|---|---|
| 1 | **CONSOLIDATED NET INCOME** | **3,813,528** | **3,403,854** |
| 2 | +(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH | 1,516,816 | 959,132 |
| 3 | **CASH FLOW FROM NET INCOME OF THE YEAR** | **5,330,344** | **4,362,986** |
| 4 | CASH FLOW FROM CHANGE IN WORKING CAPITAL | 311,285 | (1,053,584) |
| 5 | **CASH GENERATED (USED) IN OPERATING ACTIVITIES** | **5,641,629** | **3,309,402** |
| 6 | CASH FLOW FROM EXTERNAL FINANCING | 493,264 | (179,638) |
| 7 | CASH FLOW FROM INTERNAL FINANCING | (3,699,965) | (2,385,017) |
| 8 | **CASH FLOW GENERATED (USED) BY FINANCING** | **(3,206,701)** | **(2,564,655)** |
| 9 | **CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES** | **(2,074,820)** | **(1,394,700)** |
| 10 | NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS | 360,108 | (649,953) |
| 11 | CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD | 12,312,029 | 10,790,849 |
| 12 | CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD | 12,672,137 | 10,140,896 |

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TRANSLATION FOR INFORMATION PURPOSES ONLY

STOCK EXCHANGE CODE GMODELO QUARTER 2 YEAR 2004
GRUPO MODELO, S.A. DE C.V.

**CONSOLIDATED FINANCIAL STATEMENT**
**BREAKDOWN OF MAIN CONCEPTS**
(Thousands of Pesos)

CONSOLIDATED
Final Printing

| REF C | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR Amount | QUARTER OF PREVIOUS FINANCIAL YEAR Amount |
|---|---|---|---|
| **2** | **+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH** | **1,516,816** | **959,132** |
| 13 | DEPRECIATION AND AMORTIZATION FOR THE YEAR | 1,001,861 | 966,371 |
| 14 | + (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS | 0 | 0 |
| 15 | + (-) NET LOSS (PROFIT) IN MONEY EXCHANGE | 0 | 0 |
| 16 | + (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION | 0 | 0 |
| 17 | + (-) OTHER ITEMS | 251,219 | (83,253) |
| 40 | + (-) ITEMS ADDED TO INCOME WICH DO NOT REQUIRE USING CASH | 263,736 | 76,014 |
| **4** | **CASH FLOW FROM CHANGE IN WORKING CAPITAL** | **311,285** | **(1,053,584)** |
| 18 | + (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE | (241,382) | (407,640) |
| 19 | + (-) DECREASE (INCREASE) IN INVENTORIES | 361,949 | 156,543 |
| 20 | + (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE | 211,230 | (370,459) |
| 21 | + (-) DECREASE (INCREASE) IN SUPPLIER ACCOUNT | 266,925 | 21,857 |
| 22 | + (-) DECREASE (INCREASE) IN OTHER LIABILITIES | (287,437) | (453,885) |
| **6** | **CASH FLOW FROM EXERNAL FINANCING** | **493,264** | **(179,638)** |
| 23 | + SHORT-TERM BANK AND STOCK MARKET FINANCING | 37,082 | 26,544 |
| 24 | + LONG-TERM BANK AND STOCK MARKET FINANCING | 0 | 0 |
| 25 | + DIVIDEND RECEIVED | 0 | 0 |
| 26 | + OTHER FINANCING | 456,182 | (206,182) |
| 27 | (-) BANK FINANCING AMORTIZATION | 0 | 0 |
| 28 | (-) STOCK MARKET AMORTIZATION | 0 | 0 |
| 29 | (-) OTHER FINANCING AMORTIZATION | 0 | 0 |
| **7** | **CASH FLOW FROM INTERNAL FINANCING** | **(3,699,965)** | **(2,385,017)** |
| 30 | + (-) INCREASE (DECREASE) IN CAPITAL STOCKS | 0 | 0 |
| 31 | (-) DIVIDENDS PAID | (3,699,965) | (2,385,017) |
| 32 | + PREMIUM ON SALE OF SHARES | 0 | 0 |
| 33 | + CONTRIBUTION FOR FUTURE CAPITAL INCREASES | 0 | 0 |
| **9** | **CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES** | **(2,074,820)** | **(1,394,700)** |
| 34 | + (-) INCREASE (DECREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE | (2,702) | (628) |
| 35 | (-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT | (1,123,613) | (700,718) |
| 36 | (-) INCREASE IN CONSTRUCTIONS IN PROGRESS | (638,455) | (603,398) |
| 37 | + SALE OF OTHER PERMNENT INVESTMENTS | 0 | 0 |
| 38 | + SALE OF TANGIBLE FIXED ASSETS | 0 | 0 |
| 39 | + (-) OTHER ITEMS | (310,050) | (89,956) |

RATIOS
CONSOLIDATED

CONSOLIDATED
*Final Printing*

| REF P | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR | | QUARTER OF PRESENT FINANCIAL YEAR | |
|---|---|---|---|---|---|
| | **YIELD** | | | | |
| 1 | NET INCOME TO NET SALES | 17.70% | | 16.68% | |
| 2 | NET INCOME TO STOCK HOLDERS' EQUITY (**) | 12.66% | | 11.84% | |
| 3 | NET INCOME TO TOTAL ASSETS (**) | 10.39% | | 9.67% | |
| 4 | CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME | 55.59% | | 40.97% | |
| 5 | INCOME DUE TO MONETARY POSITION TO NET INCOME | -5.48 % | | -3.76 % | |
| | **ACTIVITY** | | | | |
| 6 | NET SALES TO NET ASSETS (**) | 0.64 | times | 0.65 | times |
| 7 | NET SALES TO FIXED ASSETS (**) | 1.07 | times | 1.05 | times |
| 8 | INVENTORIES ROTATION (**) | 4.10 | times | 3.54 | times |
| 9 | ACCOUNTS RECEIVABLE IN DAYS OF SALES | 11 | days | 9 | days |
| 10 | PAID INTEREST TO TOTAL LIABILITIES WITH COST (**) | 0.23% | | 0.38% | |
| | **LEVERAGE** | | | | |
| 11 | TOTAL LIABILITIES TO TOTAL ASSETS | 18.46% | | 18.22% | |
| 12 | TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY | 0.23 | times | 0.22 | times |
| 13 | FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES | 3.11% | | 2.48% | times |
| 14 | LONG-TERM LIABILITIES TO FIXED ASSETS | 0.00% | | 0.00% | |
| 15 | OPERATING INCOME TO INTEREST PAID | 158,439.16 | times | 285275.09% | times |
| 16 | NET SALES TO TOTAL LIABILITIES (**) | 3.47 | times | 3.55 | times |
| | **LIQUIDITY** | | | | |
| 17 | CURREENT ASSETS TO CURRENT LIABILITIES | 4.71 | times | 4.90 | times |
| 18 | CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES | 3.67 | times | 3.64 | times |
| 19 | CURRENT ASSETS TO TOTAL LIABILITIES | 1.70 | times | 1.71 | times |
| 20 | AVAILABLE ASSETS TO CURRENT LIABILITIES | 289.04% | | 257.87% | |
| | **CASH FLOW** | | | | |
| 21 | CASH FLOW FROM NET INCOME TO NET SALES | 24.74% | | 21.38% | |
| 22 | CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES | 1.44% | | -5.16 % | |
| 23 | CASH GENERATED (USED) IN OPERATING TO INTEREST PAID | 137,600.70 | times | 165,470.09 | times |
| 24 | EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING | -15.38% | | 7.00% | |
| 25 | INTERNAL FINANCING TO CASH GENERATED (USED) IN GINANCING | 115.38% | | 93.00% | |
| 26 | ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES | 54.15% | | 50.24% | |

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

**FINANCIAL STATEMENT NOTES (1)**

**CONSOLIDATED**
**Final Printing**

THE ESTIMATED I.N.P.C. USED FOR THE END OF THE MONTH OF JUNE, 2004 WAS 108.693 AND 104.087 FOR 2003.

R06: THE COMPANY DOES NOT HAVE CREDITS OR INVESTMENTS IN UDIS [Unidades de Inversion = Investment Units], AND THEREFORE WITH THIS COMMENT THE COMMUNICATION DATED DECEMBER 27, 1999, IS COMPLIED WITH.

THE CHARGE FROM THE APPLICATION OF THE INITIAL EFFECT OF THE DEFERRED TAX ON SHAREHOLDERS' EQUITY OF THE MAJORITY INTEREST WAS MADE IN THE ACCUMULATED PROFITS ACCOUNT WITH REFERENCE S42 FOR AN AMOUNT OF PS. 4,737,503, THIS BASED ON THE PROVISION OF BULLETIN D-4 INDICATING THAT THE INITIAL EFFECT OF THE APPLICATION OF THIS PRINCIPLE IS PRESENTED IN ONLY ONE ACCOUNT. THIS LINE WAS USED, SINCE IN THE SIFIC THERE IS NO REFERENCE IN WHICH WE CAN SHOW SAID EFFECT.

REFERENCE R37 "TAX RESULT FOR THE PERIOD" CORRESPONDS TO THAT OF GRUPO MODELO, DETERMINED ON THE BASIS OF THE TAX CONSOLIDATION RÉGIME.

THE CONTRIBUTIONS MADE TO PENSION PLANS AND THE EFFECT OF THE RESTRUCTURING OF THE MINORITY INTEREST CAPITAL ARE INCLUDED IN REFERENCE C26 "OTHER FINANCING". THIS IS BECAUSE IN REFERENCE C7 "FLOW FROM OWN FINANCING" THERE IS NO ITEM THAT ALLOWS NOTING THOSE MATTERS.

REFERENCE C-31 COLUMN INCLUDES THE PAYMENT OF DIVIDENDS IN THE FOLLOWING MANNER:

| | | |
|---|---|---|
| MAJORITY SHAREHOLDERS | Ps. 2,767,834 | 1,830,500 |
| MINORITY SHAREHOLDERS | 932,131 | 554,517 |
| TOTAL (REFERENCE C-31) | 3,699,965 | 2,385,017 |

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

**DIRECTOR REPORT (1)**

**ANNEX 1**

**CONSOLIDATED**
**Final Printing**

GRUPO MODELO, S.A. DE C.V. AND SUBSIDIARIES
FINANCIAL SUMMARY FOR THE SECOND QUARTER 2004
AMOUNTS IN MILLIONS OF CONSTANT MEXICAN PESOS AS OF JUNE 30TH, 2004
16.3% INCREASE IN EXPORT VOLUME.
270 BASIS POINTS OPERATING MARGIN EXPANSION, REACHING 32.0%.
EBITDA GROWS 17.6%, THE MARGIN GETS TO 35.3%

MEXICO CITY, JULY 21ST, 2004. - TOTAL BEER VOLUME GREW 2.7% DURING THE SECOND QUARTER OF 2004, REACHING 12.0 MILLION HECTOLITERS. IN THE DOMESTIC MARKET 8.0 MILLION HECTOLITERS WERE SOLD, WHICH REPRESENTS A FALL OF 2.9% COMPARED TO LAST YEAR. THIS DECREASE MAINLY REFLECTS THE UNFAVORABLE WEATHER CONDITIONS IN MODELO'S TERRITORIES THAT AFFECTED CONSUMPTION DURING THE QUARTER.

EXPORT VOLUME GREW 16.3%, THE HIGHEST INCREASE OBSERVED SINCE THE FIRST QUARTER OF 2002, EXCEPT FOR THE REGISTERED IN THE FOURTH QUARTER OF 2003 IN WHICH DISTORTIONS WERE OBSERVED DUE TO THE BUILD UP INVENTORY EFFECT THAT RESULTED FROM THE ANNOUNCEMENT OF THE PRICE INCREASE FOR THE U.S. MARKET. DURING THE QUARTER EXPORTS REPRESENTED 33.0% OF TOTAL VOLUME COMPARED TO THE 29.1% REGISTERED LAST YEAR.

NET SALES REACHED 12,358 MILLION PESOS, A 9.4% INCREASE YEAR OVER YEAR. THIS INCREASE REFLECTS THE SOLID GROWTH OF 30.4% IN EXPORT SALES, AS A RESULT OF THE VOLUME PERFORMANCE, THE AVERAGE PRICE INCREASE OF 7.2% IN THE EXPORT PRICE PER HECTOLITER IN DOLLARS, AS WELL AS THE DEVALUATION OF THE MEXICAN PESO AGAINST THE U.S. DOLLAR DURING THE PERIOD.

THE COST OF GOODS SOLD AMOUNTED TO 5,457 MILLION PESOS, WHICH REPRESENTS A 10.0% GROWTH. THIS IS A RESULT OF HIGHER PROPORTION OF EXPORTS IN THE MIX. GROSS PROFIT WAS UP 8.9%, REACHING 6,900 MILLION PESOS, AND REPRESENTING 55.8% OVER NET SALES.

OPERATING EXPENSES DECREASED 2.6%, REACHING 2,947 MILLION PESOS, THIS REFLECTS THE LOWER OPERATING EXPENSES ASSOCIATED WITH EXPORTS. THE STABILITY IN THE OPERATING EXPENSES PER DOMESTIC HECTOLITER CONTINUES REFLECTING THE EFFORTS MADE BY THE COMPANY TO RATIONALIZE EXPENSES TOWARDS A HIGHER PROFITABILITY. THE QUARTERLY OPERATING INCOME AMOUNTED TO 3,953 MILLION PESOS. THE OPERATING MARGIN EXPANDED 270 BASIS POINTS TO 32.0%, RECORD MARGIN FOR A QUARTER.

THE EFFECTIVE TAX RATE (INCLUDING PROFIT SHARING) WAS 44.0%, MAINTAINING STABLE LEVELS WITH RESPECT THE PRIOR YEAR.

THE MAJORITY NET PROFIT WAS 1,792 MILLION PESOS, 15.5% ABOVE THE PRIOR YEAR. FURTHERMORE, THE NET MARGIN WAS BENEFITED BY A 80 BASIS POINTS EXPANSION, REACHING 14.5%. GRUPO MODELO'S EARNINGS PER SHARE STOOD AT 0.55, ABOVE THE 0.48 REGISTERED IN 2003.

GRUPO MODELO, S.A. DE C.V. AND SUBSIDIARIES
SALES OF BEER IN MILLION HECTOLITERS

| MARKET | 2NDQUARTER 2004 | % | 2ND QUARTER 2003 | % | VAR. (5) |
|---|---|---|---|---|---|
| DOMESTIC | 8.007 | 67.0 | 8.242 | 70.9 | -2.9 |

| | | | | | |
|---|---|---|---|---|---|
| EXPORT | 3.944 | 33.0 | 3.390 | 29.1 | 16.3 |
| TOTAL | 11.951 | 100.0 | 11.632 | 100.0 | 2.7 |

GRUPO MODELO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS FOR THE SECOND QUARTER 2004 AND 2003
AMOUNTS IN MILLIONS OF CONSTANT MEXICAN PESOS AS OF JUNE 30TH, 2004

| | II-04 | % | II-03 | % | VAR. % |
|---|---|---|---|---|---|
| DOMESTIC SALES | 7,199 | 58.3% | 7,239 | 64.1% | -0.5% |
| EXPORT SALES | 4,013 | 32.5% | 3,076 | 27.2% | 30.4% |
| OTHER INCOME | 1,145 | 9.3% | 983 | 8.7% | 16.6% |
| TOTAL NET SALES | 12,357 | 100.0% | 11,298 | 100.0% | 9.4% |
| COST OF GOODS SOLD | 5,457 | 44.2% | 4,962 | 43.9% | 10.0% |
| GROSS PROFIT | 6,900 | 55.8% | 6,336 | 56.1% | 8.9% |
| OPERATING EXPENSES | 2,947 | 23.8% | 3,027 | 26.8% | -2.6% |
| OPERATING INCOME | 3,953 | 32.0% | 3,309 | 29.3% | 19.5% |
| INTEGRAL COST OF FINANCING | -192 | -1.6% | -184 | -1.6% | 4.3% |
| OTHER EXPENSE (INCOME) - NET | -64 | -0.5% | -122 | -1.1% | -47.5% |
| PROFIT BEFORE TAX & PROFIT SHARING | 4,209 | 34.1% | 3,615 | 32.0% | 16.5% |
| INCOME TAX | 1,581 | 12.8% | 1,227 | 10.9% | 28.9% |
| DEFERRED INCOME TAX | -139 | -1.1% | 48 | 0.4% | -389.6% |
| PROFIT SHARING | 413 | 3.3% | 303 | 2.7% | 36.3% |
| EQUITY IN INCOME OF ASSOCIATES | 0 | 0.0% | 0 | 0.0% | |
| CONSOLIDATED NET INCOME | 2,354 | 19.1% | 2,037 | 18.0% | 15.7% |
| NET MAJORITY INCOME | 1,792 | 14.5% | 1,551 | 13.7% | 15.5% |
| DEPRECIATION | 510 | 4.1% | 491 | 4.3% | 3.9% |
| EQUITY INCOME OF ASSOCIATES (COGS) | 98 | 0.8% | 87 | 0.8% | 12.6% |
| EBITDA | 4,366 | 35.3% | 3,713 | 32.9% | 17.6% |

2004 FINANCIAL SUMMARY

AMOUNTS IN MILLIONS OF CONSTANT MEXICAN PESOS AS OF JUNE 30TH, 2004

EXPORT VOLUME GROWTH OF 7.7%.
NET SALES INCREASED 5.6%.
210 BASIS POINTS OPERATING MARGIN EXPANSION, REACHING 30.1%.

TOTAL BEER VOLUME AS OF JUNE 2004 GREW 0.5%, REACHING 21.0 MILLION HECTOLITERS. THE DOMESTIC MARKET REGISTERED A DECREASE OF 2.3%, WHILE EXPORTS

SHOWED A POSITIVE 7.7% GROWTH.

NET SALES WERE UP 5.6% REACHING 21,548 MILLION PESOS, COMPARED TO 20,406 MILLION PESOS REGISTERED IN THE PREVIOUS YEAR. THIS REFLECTS THE GROWTH IN THE EXPORT MARKET AS WELL AS THE PRICE INCREASES FOR BOTH MARKETS.

TOTAL EXPORT REVENUES AMOUNTED TO 573 MILLION DOLLARS, REPRESENTING AN INCREASE OF 15.9% COMPARED TO 2003. AS A RESULT, THE EXPORT PRICE PER HECTOLITER SHOWED AN INCREASE OF 7.6% IN DOLLARS COMPARED TO 2003.

THE COST OF GOODS SOLD GREW 5.0% DUE TO HIGHER EFFICIENCIES IN PRODUCTION, THAT HELPED TO REDUCE THE PRESSURES THAT THE HIGHER PROPORTION OF EXPORT PRESENTATIONS PUT INTO THE COST. THIS ALSO CONTRIBUTED WITH THE 30 BASIS POINTS GROSS MARGIN EXPANSION, WHICH STOOD AT 56.3%.

OPERATING PROFIT AMOUNTED TO 6,496 MILLION PESOS, A GROWTH OF 13.8% COMPARED TO 2003. THE OPERATING MARGIN REACHED TO 30.1%, AN IMPROVEMENT OF 210 BASIS POINTS OVER THE PREVIOUS YEAR AND THE HIGHEST IN THE HISTORY OF GRUPO MODELO FOR A FIRST SEMESTER. THESE REFLECTS THE EFFORTS MADE BY THE COMPANY TO BE MORE EFFICIENT IN THE EXPENSES ASSOCIATED WITH THE DISTRIBUTION IN MEXICO, AS WELL AS ADVERTISING.

DEPRECIATION AND AMORTIZATION AMOUNTED TO 1,002 MILLION PESOS, 4.6% OVER NET SALES. THE EBITDA (OPERATING INCOME + DEPRECIATION - EQUITY INCOME OF ASSOCIATES INCLUDED IN COGS) AMOUNTED TO 7,339 MILLION PESOS, 12.9% HIGHER THAN THE PREVIOUS YEAR.

BELOW OPERATING RESULTS, INTEGRAL COST OF FINANCING WHICH IS FAVORABLE FOR GRUPO MODELO, AMOUNTED 165 MILLION PESOS.

THE EFFECTIVE TAX RATE (INCLUDING PROFIT SHARING) WAS 45.2%, MAINTAINING STABLE LEVELS WITH RESPECT THE PRIOR YEAR.

FINALLY, NET INCOME GREW 12.0% REACHING 2,903 MILLION PESOS AND REPRESENTING A NET MARGIN OF 13.5%.

FINANCIAL POSITION

AS OF JUNE 30, 2004, GRUPO MODELO'S CASH AND MARKETABLE SECURITIES ACCOUNTED FOR 19.2% OF TOTAL ASSETS, COMPARED TO 16.4% IN 2003. ON THE OTHER HAND, TOTAL ASSETS GREW 6.7% OVER THE LAST TWELVE MONTHS. THE FINANCIAL POSITION OF THE COMPANY REMAINED STRONG THROUGH A DEBT-FREE CAPITAL STRUCTURE AND SHORT-TERM OPERATIONAL LIABILITIES OF 4,384 MILLION PESOS. THE STOCKHOLDERS' EQUITY AMOUNTED TO 53,741 MILLION PESOS, REPRESENTING A 6.4% INCREASE COMPARED TO THE PRIOR YEAR. DURING THE QUARTER, DIFFERENT ACQUISITIONS OF MINORITY STAKES AND CONTRIBUTIONS FROM MINORITY SHAREHOLDERS RELATIVE TO PREVIOUS YEARS, WERE MADE.

| FINANCIAL RATIOS | JUNE 2004 | JUNE 2003 |
|---|---|---|
| INVENTORY TURNOVER | 4.1 TIMES | 3.6 TIMES |
| RECEIVABLES TURNOVER | 11 DAYS | 9 DAYS |
| LEVERAGE | 18.5 % | 18.2% |
| CURRENT | 4.7 TIMES | 4.9 TIMES |
| EPS | 1.60 PESOS PER SHARE | 1.40 PESOS PER SHARE |

CAPITAL EXPENDITURES

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

AS OF JUNE 2004, GRUPO MODELO INVESTED 1,762 MILLION PESOS OF ITS INTERNAL CASH FLOW, TO CONTINUE WITH ITS MODERNIZATION AND EXPANSION PROJECTS THROUGHOUT THE ORGANIZATION. THE FUNDS WERE ALLOCATED AS SHOWN IN THE TABLE.

| AREA | JUNE 2004 |
|---|---|
| TUXTEPEC BREWERY | 32.6% |
| BREWERIES & DISTRIBUTION | 67.4% |
| | ===== |

GRUPO MODELO, S.A. DE C.V. AND SUBSIDIARIES
SALES OF BEER IN MILLION HECTOLITERS
FIGURES AS OF JUNE 30TH, 2004 AND 2003

| MARKET | 2004 | % | 2003 | % | VAR. (%) |
|---|---|---|---|---|---|
| DOMESTIC | 14.552 | 69.3 | 14.898 | 71.4 | -2.3 |
| EXPORT | 6.439 | 30.7 | 5.981 | 28.6 | 7.7 |
| TOTAL | 20.991 | 100.0 | 20.879 | 100.0 | 0.5 |

GRUPO MODELO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30TH, 2004 AND 2003
AMOUNTS IN MILLIONS OF CONSTANT MEXICAN PESOS AS OF JUNE 30TH, 2004

| | 2004 | % | 2003 | % | VAR. % |
|---|---|---|---|---|---|
| DOMESTIC SALES | 13,072 | 60.7% | 13,117 | 64.3% | -0.3% |
| EXPORT SALES | 6,447 | 29.9% | 5,481 | 26.9% | 17.6% |
| OTHER INCOME | 2,029 | 9.4% | 1,808 | 8.9% | 12.2% |
| TOTAL NET SALES | 21,548 | 100.0% | 20,406 | 100.0% | 5.6% |
| COST OF GOODS SOLD | 9,417 | 43.7% | 8,970 | 44.0% | 5.0% |
| GROSS PROFIT | 12,131 | 56.3% | 11,436 | 56.0% | 6.1% |
| OPERATING EXPENSES | 5,635 | 26.1% | 5,730 | 28.1% | -1.7% |
| OPERATING INCOME | 6,496 | 30.1% | 5,706 | 28.0% | 13.8% |
| INTEGRAL COST OF FINANCING | -165 | -0.8% | -290 | -1.4% | -43.1% |
| OTHER EXPENSE (INCOME) - NET | -293 | -1.4% | -188 | -0.9% | 55.9% |
| PROFIT BEFORE TAX & PROFIT SHARING | 6,955 | 32.3% | 6,184 | 30.3% | 12.5% |
| INCOME TAX | 2,621 | 12.2% | 2,184 | 10.7% | 20.0% |
| DEFERRED INCOME TAX | -147 | -0.7% | 48 | 0.2% | -406.3% |
| PROFIT SHARING | 667 | 3.1% | 547 | 2.7% | 21.9% |
| EQUITY INCOME OF ASSOCIATES | 0 | 0.0% | 0 | 0.0% | |
| CONSOLIDATED NET INCOME | 3,814 | 17.7% | 3,405 | 16.7% | 12.0% |

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

| | | | | | |
|---|---|---|---|---|---|
| NET MAJORITY INCOME | 2,903 | 13.5% | 2,594 | 12.7% | 12.0% |
| DEPRECIATION | 1,002 | 4.6% | 966 | 4.7% | 3.7% |
| EQUITY INC.OF ASSOC. (INCLUDED IN COGS) | 160 | 0.7% | 171 | 0.8% | -6.4% |
| EBITDA | 7,339 | 34.1% | 6,501 | 31.9% | 12.9% |

GRUPO MODELO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS AS OF JUNE 30TH, 2004 AND 2003
AMOUNTS IN MILLIONS OF CONSTANT MEXICAN PESOS AS OF JUNE 30TH, 2004

| | 2004 | 2003 | % VAR. |
|---|---|---|---|
| CASH & MARKETABLE SECURITIES | 12,672 | 10,141 | 25.0% |
| TOTAL CURRENT ASSETS | 20,648 | 19,258 | 7.2% |
| NON - CURRENT ASSETS | 45,262 | 42,490 | 6.5% |
| TOTAL ASSETS | 65,910 | 61,748 | 6.7% |
| CURRENT LIABILITIES | 4,384 | 3,933 | 11.5% |
| LONG TERM DEBT | 0 | 0 | N/A |
| DEFERRED LIABILITIES | 7,785 | 7,321 | 6.3% |
| TOTAL LIABILITIES | 12,169 | 11,254 | 8.1% |
| MINORITY STOCKHOLDERS' EQUITY | 12,608 | 12,187 | 3.5% |
| MAJORITY STOCKHOLDERS' EQUITY | 41,133 | 38,307 | 7.4% |
| TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY | 65,910 | 61,748 | 6.7% |

HIGHLIGHTS
QUARTER AND ACCUMULATED

| | II-04 | II-03 | VAR. % | 2004 | 2003 | VAR. % |
|---|---|---|---|---|---|---|
| PRICE/HL DOMESTIC (PESOS)* | 899.22 | 878.32 | 2.4% | 898.34 | 880.47 | 2.0% |
| PRICE/HL EXPORTS (PESOS)* | 1,017.38 | 907.36 | 12.1% | 1,001.21 | 916.40 | 9.3% |
| PRICE/HL EXPORTS (DLLS.) | 89.30 | 83.34 | 7.2% | 89.01 | 82.72 | 7.6% |
| COST OF GOODS SOLD/HL TOTAL (PESOS)* | 456.64 | 426.55 | 7.1% | 448.61 | 429.64 | 4.4% |
| OPERATING EXPENSES/HL TOTAL (PESOS)* | 246.62 | 260.25 | -5.2% | 268.46 | 274.44 | -2.2% |
| EXPORT REVENUES (MILLIONS) | 352.24 | 282.56 | 24.7% | 573.14 | 494.70 | 15.9% |

* AMOUNTS IN CONSTANT MEXICAN PESOS AS OF JUNE 30TH, 2004

GRUPO MODELO, FOUNDED IN 1925, IS THE LEADER IN THE PRODUCTION AND MARKETING OF BEER IN MEXICO WITH 63.1% TOTAL MARKET SHARE (INCLUDING DOMESTIC AND EXPORT MARKETS) AS OF DECEMBER 31, 2003. IT HAS SEVEN BREWING PLANTS IN THE COUNTRY, WITH A TOTAL ANNUAL INSTALLED CAPACITY OF 51.0 MILLION HECTOLITERS. CURRENTLY, IT BREWS AND DISTRIBUTES TEN BRANDS; CORONA EXTRA, THE NUMBER ONE MEXICAN BEER

**DIRECTOR REPORT (1)**

**ANNEX 1**

**CONSOLIDATED**
**Final Printing**

SOLD IN THE WORLD, MODELO ESPECIAL, VICTORIA, PACÍFICO, NEGRA MODELO AND OTHER REGIONAL BRANDS. IT EXPORTS FIVE BRANDS WITH PRESENCE IN MORE THAN 150 COUNTRIES AND IS THE EXCLUSIVE IMPORTER OF ANHEUSER-BUSCH'S PRODUCTS IN MEXICO, INCLUDING THE BRANDS BUDWEISER AND BUD LIGHT. GRUPO MODELO TRADES IN THE MEXICAN STOCK EXCHANGE SINCE 1994 WITH THE TICKER SYMBOL GMODELOC.

GRUPO MODELO, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2004 AND 2003

(AMOUNTS IN THOUSANDS OF CONSTANT MEXICAN PESOS AS OF JUNE 30, 2004)

1. INCORPORATION AND CORPORATE PURPOSE:

A) GRUPO MODELO, S. A. DE C. V. AND SUBSIDIARIES (GROUP) IS MAINLY ENGAGED IN THE PRODUCTION AND SALE OF BEER, WHICH BEGAN IN 1925.

B) THE MAIN ACTIVITY OF GRUPO MODELO, S. A. DE C. V. IS HOLDING OF 76.75% OF THE CAPITAL STOCK OF DIBLO S. A. DE C. V., WHOSE BUSINESS PURPOSE IS HOLDING REAL ESTATE AND INVESTING IN SHARES OF SUBSIDIARIES MAINLY INVOLVED IN THE PRODUCTION, DISTRIBUTION AND SALE OF BEER IN MEXICO AND ABROAD. THE MOST IMPORTANT COMPANIES, ON THE BASIS OF THEIR OPERATIONS AND STOCKHOLDERS' EQUITY, ARE AS FOLLOWS:

| | PERCENTAGE OF SHAREHOLDING |
|---|---|
| BREWERS: | |
| CERVECERÍA MODELO, S. A. DE C. V. | 100 |
| COMPAÑÍA CERVECERA DE ZACATECAS, S. A. DE C. V. | 100 |
| COMPAÑÍA CERVECERA DEL TRÓPICO, S. A. DE C. V. | 100 |
| CERVECERÍA MODELO DE GUADALAJARA, S. A. DE C. V. | 100 |
| CERVECERÍA MODELO DEL NOROESTE, S. A. DE C. V. | 100 |
| CERVECERÍA MODELO DE TORREÓN, S. A. DE C. V. | 100 |
| CERVECERÍA DEL PACÍFICO, S. A. DE C. V. | 100 |
| | === |
| TRANSFORMATION OF BARLEY TO MALT: | |
| CEBADAS Y MALTAS, S. A. DE C. V. | 100 |
| | === |
| MACHINERY MANUFACTURERS: | |
| INAMEX DE CERVEZA Y MALTA, S. A. DE C. V. | 100 |
| | === |
| MANUFACTURER OF BEER CANS AND CROWNS: | |
| ENVASES Y TAPAS MODELO, S. A. DE C. V. | 100 |
| AGENCIES DISTRIBUTING BEER AND OTHER PRODUCTS: | |
| CERVEZA CORONA EN GUADALAJARA, S. A. DE C. V. | 100 |
| LA MODELO EN MONTERREY, S. A. DE C. V. | 100 |
| DISTRIBUIDORA PACÍFICO Y MODELO DE LA PAZ, S. A. DE C. V. | 100 |
| CERVEZA CORONA EN COLIMA, S. A. DE C. V. | 100 |
| IMPULSORA MERCANTIL DE SALTILLO, S. A. DE C. V. | 100 |

| | |
|---|---|
| SOCIEDAD MERCANTIL DE MORELOS, S. A. DE C. V. | 100 |
| EXPANSIÓN MERCANTIL HIDALGUENSE, S. A. DE C. V. | 100 |
| LA CERVEZA CORONA DEL CENTRO, S. A. DE C. V. | 100 |
| CERVEZAS MODELO EN VALLARTA, S. A. DE C. V. | 100 |
| PROMOTORA COMERCIAL DEL BAJÍO, S. A. DE C. V. | 100 |
| IMPULSORA MERCANTIL DE TEXCOCO, S. A. DE C. V. | 100 |
| LA CORONA EN SAN CRISTÓBAL, S. A. DE C. V. | 100 |
| LAS CERVEZAS DE MÉXICO EN PUEBLA, S. A. DE C. V. | 100 |
| DISTRIBUIDORA PACÍFICO Y MODELO DE MAZATLÁN, S. A. DE C. V. | 100 |
| LA CORONA DE LOS REYES, S. A. DE C. V. | 100 |
| CERVEZA CORONA DE ZACATECAS, S. A. DE C. V. | 100 |
| PROMOTORA OAXAQUEÑA, S. A. DE C. V. | 100 |
| IMPULSORA MERCANTIL DE LA COSTA, S. A. DE C. V. | 100 |
| CERVEZAS MODELO DE LA LAGUNA, S. A. DE C. V. | 100 |
| DISTRIBUIDORA MODELO DE TOLUCA, S. A. DE C. V. | 60 |
| | === |

COMPANY CONTROLLING DISTRIBUTORS OF BEER AND OTHER PRODUCTS ABROAD:

| | |
|---|---|
| PROCERMEX, INC. | 100 |
| | === |

REAL-ESTATE COMPANIES ENGAGED IN THE DISTRIBUTION OF BEER AND OTHER PRODUCTS:

| | |
|---|---|
| INMOBILIARIA DE TAMPICO, S. A. DE C. V. | 100 |
| PROMOTORA DEL SURESTE, S. A. DE C. V. | 100 |
| INMOBILIARIA BAJACAL, S. A. DE C. V. | 100 |
| IMPULSORA DEL NAZAS, S. A. DE C. V. | 100 |
| IMPULSORA TAPATÍA, S. A. DE C. V. | 100 |
| IMPULSORA DE LA PERIFERIA, S. A. DE C. V. | 100 |
| ADMINISTRACIÓN Y PROMOCIÓN DE INMUEBLES, S. A. DE C. V. | 100 |
| METROPOLITANA DE BIENES RAÍCES, S. A. DE C. V. | 100 |
| IMPULSORA POTOSINA, S. A. DE C. V. | 100 |
| PROMOTORA E IMPULSORA ACAPULQUEÑA, S. A. DE C. V. | 100 |
| IMPULSORA TOLLOCAN, S. A. DE C. V. | 60 |
| | === |

THE GROUP IS IN THE PROCESS OF MERGING ITS DISTRIBUTION AGENCIES IN ORDER TO IMPROVE ITS OPERATIONS.

2. ACCOUNTING POLICIES:

THE MAIN ACCOUNTING POLICIES APPLIED BY THE GROUP IN THE PREPARATION OF THESE CONSOLIDATED FINANCIAL STATEMENTS ARE IN LINE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN MEXICO. THESE ACCOUNTING PRINCIPLES REQUIRE THAT GROUP'S MANAGEMENT MAKES ESTIMATES BASED ON CIRCUMSTANCES AND APPLY CERTAIN ASSUMPTIONS IN DETERMINING VALUATION OF SOME ITEMS INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS.

THE GROUP'S MANAGEMENT CONSIDERS THAT THE ESTIMATES AND ASSUMPTIONS USED AT THE DATE OF ISSUANCE OF THE CONSOLIDATED FINANCIAL STATEMENTS ARE REASONABLE, ALTHOUGH THESE ESTIMATES AND ASSUMPTIONS COULD DIFFER FROM THEIR FINAL ACTUAL EFFECT.

THE MAIN ACCOUNTING POLICIES ARE SUMMARIZED AS FOLLOWS:

A) CONSOLIDATION - THE GROUP PREPARES CONSOLIDATED FINANCIAL STATEMENTS, WHICHI NCLUDE THE FINANCIAL SITUATION AND THE RESULTS OF THE COMPANIES IN WHICH DIBLO, S. A. DE C. V. HAS CONTROL AND DIRECT OR INDIRECT PARTICIPATION OF MORE THAN 50% OF THE COMMON STOCK; SIGNIFICANT INTERCOMPANY OPERATIONS HAVE BEEN ELIMINATED IN CONSOLIDATION.

B) BASIS FOR PREPARATION - THE CONSOLIDATED FINANCIAL STATEMENTS OF THE GROUP INCLUDE THE EFFECTS OF INFLATION ON THE CONSOLIDATED FINANCIAL INFORMATION, AS REQUIRED BY STATEMENT B-10 AND THE AMENDMENTS THERE-OF ISSUED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS (MIPA).

C) COMPARABILITY - THE FIGURES SHOWN IN THE CONSOLIDATED FINANCIAL STATEMENTS AND ITS NOTES THERE OF ARE STATED CONSISTENTLY IN MEXICAN PESOS AT THE PURCHASING POWER OF JUNE 30, 2004, BY APPLYING FACTORS DERIVED FROM THE NATIONAL CONSUMER PRICE INDEX (NCPI). THE ESTIMATED NCPI USED TO PREPARE THESE CONSOLIDATED FINANCIAL STATEMENTS WAS 108.693(104.087 IN 2003).

D) TRANSLATION OF THE FINANCIAL INFORMATION OF SUBSIDIARIES LOCATED ABROAD TRANSLATION OF THE FINANCIAL INFORMATION OF THE SUBSIDIARIES ABROAD TO MEXICAN PESOS, REQUIRED FOR CONSOLIDATION, WAS CONDUCTED IN ACCORDANCE WITH THE GUIDELINES OF STATEMENT B-15 "TRANSACTIONS IN FOREIGN CURRENCY AND TRANSLATION OF THE FINANCIAL STATEMENTS OF OPERATIONS ABROAD", ISSUED BY MIPA, THROUGH THE METHOD OF INTEGRATED FOREIGN OPERATION. THE PURCHASE EXCHANGE RATE OF $11.40 ($10.37 IN 2003), PER U.S. DOLLAR, WAS USED FOR TRANSLATING MONETARY ITEMS; NON-MONETARY ITEMS AND THE INCOME STATEMENT WERE TRANSLATED INTO MEXICAN PESOS AT THE EXCHANGE RATES PREVAILING ON THE DATES ON WHICH THE TRANSACTIONS THAT ORIGINATED THEM WERE CARRIED OUT. THE EFFECTS DERIVED FROM THIS TRANSLATION ARE SHOWN IN THE INTEGRAL RESULT FROM FINANCING.

E) MARKETABLE SECURITIES - THE MARKET SECURITIES CORRESPOND TO FINANCIAL SECURITIES RELATED TO THE BUSINESS PURPOSE AND FINANCIAL SECURITIES AVAILABLE FOR SALE AND ARE VALUED AT THEIR FAIR VALUE, WHICH IS SIMILAR TO THEIR MARKET VALUE. THE FAIR VALUE IS THE AMOUNT OF MONEY USED TO CHANGE A FINANCIAL ASSET TO LIQUIDATE A FINANCIAL LIABILITY AMONG INTERESTED AND WILLING PARTIES, IN A FREE MARKET TRANSACTION.

F) INVENTORIES - THESE ITEMS ARE VALUED BY THE LAST-IN, FIRST-OUT METHOD, AND ARE RESTATED USING THE REPLACEMENT OR MANUFACTURING COSTS METHOD. SUCH RESTATEMENT DOES NOT EXCEED MARKET VALUE.

G) COST OF SALES - RESTATEMENT OF THIS ACCOUNT WAS CARRIED OUT BASED ON THE RESTATED VALUE OF INVENTORIES.

H) INVESTMENTS IN SHARES OF ASSOCIATES AND NON-CONSOLIDATED SUBSIDIARIES - PERMANENT INVESTMENTS IN SHARES ARE RECORDED AT ACQUISITION COST AND ARE VALUED BY APPLYING THE EQUITY METHOD. THE PARTICIPATION IN THE PROFITS OF ASSOCIATED COMPANIES, WHICH MANUFACTURE ITEMS NECESSARY FOR THE PRODUCTION OF BEER, IS SHOWN IN THE INCOME STATEMENT REDUCING THE COST OF SALES.

I) PROPERTY, PLANT AND EQUIPMENT - THESE ITEMS ARE RECORDED AT ACQUISITION COST, AND ARE RESTATED BY APPLYING THE INFLATION FACTORS DERIVED FROM THE NCPI, TO THE NET REPLACEMENT VALUE DETERMINED BY INDEPENDENT EXPERT APPRAISERS UNTIL DECEMBER 31, 1996, AND IN ACCORDANCE WITH THEIR ACQUISITION DATE, IN THE CASE OF SUBSEQUENT PURCHASES TO THAT DATE.

J) CONSTRUCTION IN PROGRESS AND ADVANCES TO SUPPLIERS - THESE ITEMS ARE RECORDED AT THE VALUE AT WHICH THE EXPENDITURES ARE MADE, AND ARE RESTATED THOUGH THE APPLICATION OF THE INFLATION FACTORS DERIVED FROM THE NCPI, ACCORDING TO THE AGEING OF THE EXPENDITURE.

K) DEPRECIATION - THIS ITEM WAS CALCULATED BASED ON THE RESTATED VALUES OF PROPERTY, PLANT AND EQUIPMENT, TAKING AS A BASE, THE PROBABLE USEFUL LIFE AS DETERMINED BY INDEPENDENT APPRAISERS; AS FOR THE 1997 ACQUISITIONS, THE USEFUL LIVES ARE DETERMINED BY THE TECHNICAL DEPARTMENT OF THE GROUP.

L)GOODWILL AND UNAMORTIZED EXPENSES - GOODWILL IS DETERMINED BY COMPARING THE PURCHASE VALUE OF PERMANENT INVESTMENTS IN SHARES AND THE BOOK VALUE OF THOSE SHARES, AND INSTALLATION AND ORGANIZATION EXPENSES ARE RECORDED AT THEIR ACQUISITION COST. THESE ITEMS ARE RESTATED, APPLYING FACTORS DERIVED FROM THE NCPI, AS PER THE AGEING OF EXPENDITURES. LICENSES AND PERMITS ARE RECORDED AT THEIR ACQUISITION COST, WHICH, AT THE DATE OF THE CONSOLIDATED FINANCIAL STATEMENTS, IS SIMILAR TO THEIR MARKET VALUE.

M) AMORTIZATION - THE ORIGINAL AMOUNT AND RESTATEMENT OF INSTALLATION AND ORGANIZATION EXPENSES ARE AMORTIZED BY THE STRAIGHT-LINE METHOD ON THE FINAL BALANCE OF EACH PERIOD. THE RATE USED FOR ACCOUNTING PURPOSES IS 10%, EXCEPT GOODWILL, WHICH IS AMORTIZED IN THE PERIOD IN WHICH THE GROUP ESTIMATED THE INVESTMENT WILL BE RECOVERED. THE PRACTICE OF AMORTIZING INVESTMENTS IN LICENSES AND PERMITS IS BASED ON THE STRAIGHT-LINE METHOD ON THE FINAL BALANCE OF THE PERIOD, AT THE RATE OF 5%.

N) LONG - LIVED ASSETS - THE DISPOSITIONS OF THE STATEMENT C-15 "IMPAIRMENT OF THE VALUE OF THE LONG-LIVED ASSETS AND THEIR DISPOSAL" ISSUED BY MIPA, WENT INTO EFFECT ON JANUARY 1, 2004. THAT STATEMENT ESTABLISHES, AMONG OTHER ISSUES, THE GENERAL CRITERIA FOR IDENTIFICATION AND, IF APPLICABLE, RECORDING OF THE IMPAIRMENT LOSSES OR THE DECREASE IN THE VALUE OF LONG-LIVED TANGIBLE AND INTANGIBLE ASSETS, INCLUDING GOODWILL. ADDITIONALLY, IT ESTABLISHES CONCEPTS SUCH AS THE NET SALES PRICE AND FAIR VALUE FOR THE VALUATION OF LONG-LIVED ASSETS. THE GROUP'S MANAGEMENT HAS CARRIED OUT A STUDY TO DETERMINE THE FAIR VALUE IN THEIR LONG-LIVED ASSETS, THE RESULT OF THIS STUDY DETERMINED THAT THERE IS NOT A RELEVANT IMPAIRMENT EFFECT THAT MODIFIES THE VALUE OF ITS ASSETS.

O) FOREIGN CURRENCIES - THE ASSETS AND LIABILITIES THAT REPRESENT RIGHTS AND OBLIGATIONS RECEIVABLE OR PAYABLE IN FOREIGN CURRENCY, ARE TRANSLATED TO MEXICAN PESOS AT THE EXCHANGE RATE IN EFFECT ON THE TRANSACTION DATE (SEE NOTE 13). BALANCES AT PERIOD END ARE VALUED AT THE RATE OF EXCHANGE IN EFFECT AT PERIOD END, AND THE RESULTING DIFFERENCES ARE RECORDED DIRECTLY IN THE INCOME STATEMENT, FORMING PART OF THE INTEGRAL RESULT FROM FINANCING.

P) LABOR OBLIGATIONS UPON RETIREMENT - LABOR OBLIGATIONS FOR PROJECTED BENEFITS, AS WELL AS UNAMORTIZED ITEMS, AND THE NET COST FOR THE PERIOD REGARDING, SENIORITY PREMIUMS AND PENSION PLANS, ARE DETERMINED UNDER THE UNITARY COST METHOD, BY INDEPENDENT ACTUARIES, AND ARE RECORDED IN ACCORDANCE WITH THE GUIDELINES ESTABLISHED IN STATEMENT D-3,"LABOR OBLIGATIONS", ISSUED BY THE MIPA. CONTRIBUTIONS TO THE TRUSTS THAT HANDLE THE PLAN ASSETS ARE DETERMINED ON THE SAME BASIS AS IN PRIOR YEARS AND CORRESPOND TO THE PENSION PLANS APPROVED BY MEXICAN TAX AUTHORITIES.

Q) SEVERANCE PAYMENT - THESE PAYMENTS ARE CHARGED TO THE INCOME STATEMENT IN THE YEAR IN WHICH THEY ARE MADE.

R) DEFERRED INCOME TAX AND EMPLOYEES' PROFIT SHARING - IN RECOGNIZING DEFERRED INCOME TAX, THE GROUP USES THE METHOD OF COMPREHENSIVE ASSETS AND LIABILITIES, WHICH CONSISTS OF DETERMINING THE AFORE-MENTIONED TAX BY APPLYING THE INCOME TAX RATE CORRESPONDING TO TEMPORARY DIFFERENCES BETWEEN THE ACCOUNTING AND FISCAL VALUES OF ASSETS AND LIABILITIES AT THE DATE OF THE CONSOLIDATED FINANCIAL STATEMENTS. AS FOR EMPLOYEES' STATUTORY PROFIT SHARING, THERE ARE NO TEMPORARY DIFFERENCES BETWEEN THE BOOK RESULT AND THE TAX BASE APPLICABLE IN THE DETERMINATION OF EMPLOYEES' STATUTORY PROFIT SHARING, WHICH COULD GIVE RISE TO A SIGNIFICANT DEFERRED ASSET OR LIABILITY.

S) RESTATEMENT OF STOCKHOLDERS' EQUITY - THIS ACCOUNT IS RESTATED BY APPLYING INFLATION FACTORS DERIVED FROM THE NCPI, ACCORDING TO THEIR AGE OR CONTRIBUTION DATE. THE EFFECTS OF THAT RESTATEMENT ARE PRESENTED IN THE FINANCIAL STATEMENTS, IN EACH OF THE ACCOUNTS THAT GAVE RISE TO THEM.

T) INSUFFICIENCY IN THE RESTATEMENT OF STOCKHOLDERS' EQUITY - THE BALANCE OF THIS ACCOUNT IS REPRESENTED BY THE ALGEBRAIC SUM OF THE ITEMS "RESULT FROM HOLDING NON-MONETARY ASSETS" AND "ACCUMULATED EQUITY MONETARY RESULT" WHICH ARE DESCRIBED BELOW:

RESULT FROM HOLDING NON-MONETARY ASSETS - THIS ITEM REPRESENTS THE CHANGE IN THE VALUE OF NON-MONETARY ASSETS DUE TO CAUSES OTHER THAN INFLATION. IT IS DETERMINED ONLY WHEN THE SPECIFIC COST METHOD IS USED, SINCE THESE COSTS ARE COMPARED WITH RESTATEMENTS DETERMINED THROUGH THE NCPI. IF THE SPECIFIC COSTS ARE HIGHER THAN THE INDEXES, THERE WILL BE A GAIN FROM SAID HOLDING; OTHERWISE, A LOSS WILL OCCUR. THE RESULT FROM HOLDING NON-MONETARY ASSETS GENERATED THROUGH 1996, DUE TO THE RESTATEMENT OF FIXED ASSETS, IS RESTATED AS THE OTHER STOCKHOLDERS' EQUITY ACCOUNTS.

ACCUMULATED EQUITY MONETARY RESULT - THIS ITEM IS THE RESULT ORIGINATED IN THE INITIAL RESTATEMENT OF THE FINANCIAL STATEMENT FIGURES.

U) RESULT FROM MONETARY POSITION - THIS ACCOUNT REPRESENTS THE EFFECT OF INFLATION ON MONETARY ASSETS AND LIABILITIES, EVEN THOUGH THEY CONTINUE TO HAVE THE SAME NOMINAL VALUE. WHEN MONETARY ASSETS EXCEED MONETARY LIABILITIES, A MONETARY POSITION LOSS IS GENERATED, SINCE WHEN USE OF THESE IS MADE, AN AMOUNT EQUAL TO THE NOMINAL VALUE WILL BE AT THE GROUP'S DISPOSAL, BUT WITH A LOWER PURCHASING POWER. WHEN LIABILITIES ARE GREATER, A GAIN WILL BE OBTAINED, SINCE THEY ARE SETTLED WITH MONEY OF LOWER PURCHASING POWER. THOSE EFFECTS ARE CHARGED OR CREDITED TO INCOME, FORMING PART OF THE INTEGRAL RESULT FROM FINANCING.

V) COMPREHENSIVE INCOME - STATEMENT B-4 "COMPREHENSIVE INCOME", REQUIRES THAT ITEMS MAKING UP THE GAINED EQUITY DURING THE PERIOD BE SHOWN IN THE STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY, UNDER THE ITEM OF COMPREHENSIVE INCOME.

W) EARNINGS PER SHARE - EARNINGS PER SHARE ATTRIBUTABLE TO THE MAJORITY INTEREST, WERE CALCULATED CONSIDERING THE AVERAGE OF COMMON OUTSTANDING SHARES.

3. ACCOUNTS AND NOTES RECEIVABLE:

THE BALANCE OF THIS ACCOUNT IS MADE UP AS FOLLOWS:

| ITEM | 2004 | 2003 |
|---|---|---|
| TRADE ACCOUNTS RECEIVABLE | $2,842,935 | $1,631,857 |
| SUNDRY DEBTORS | 213,488 | 197,843 |
| SELLERS | 41,812 | 45,413 |
| | 3,098,235 | 1,875,113 |
| LESS - ALLOWANCE FOR DOUBTFUL ACCOUNTS | (389,613) | (314,238) |
| | 2,708,622 | 1,560,875 |
| RECOVERABLE INCOME TAX AND VALUE ADDED TAX | 67,590 | 108,842 |
| OFFICERS AND EMPLOYEES | 21,021 | 12,416 |
| NON-CONSOLIDATED RELATED COMPANIES (SEE NOTE 12) | 30,995 | 27,918 |
| | 2,828,228 | 1,710,051 |
| LESS - SHORT-TERM ACCOUNTS AND NOTES RECEIVABLE | (1,810,695) | (1,566,769) |
| LONG- TERM ACCOUNTS AND NOTES RECEIVABLE | $ 1,017,533 | $ 143,282 |

4. INVENTORIES:

THE BALANCE OF THIS ACCOUNT IS MADE UP AS FOLLOWS:

| ITEM | 2004 | 2003 |
|---|---|---|
| CONTAINERS AND PACKAGING | 1,440,606 | 1,789,813 |
| RAW MATERIALS | 1,309,746 | 1,131,217 |
| FINISHED GOODS AND WORK IN PROCESS | 1,081,604 | 1,101,597 |
| SPARE PARTS AND ACCESSORIES | 610,831 | 577,218 |
| MERCHANDISE IN TRANSIT AND ADVANCES TO SUPPLIERS | 256,951 | 288,566 |
| ADVERTISING ARTICLES | 111,511 | 124,735 |
| | 4,811,249 | 5,013,146 |
| LESS- ALLOWANCE FOR SLOW-MOVING INVENTORIES | (267,172) | (76,641) |
| | $ 4,544,077 | $4,936,505 |

5. INVESTMENT IN SHARES OF ASSOCIATES AND NON-CONSOLIDATED SUBSIDIARIES:

A) THE BALANCE OF THIS ACCOUNT IS MADE UP AS FOLLOWS:

| COMPANIES | PERCENTAGE OF SHARES COMPOSING THE CAPITAL STOCK | 2004 | 2003 |
|---|---|---|---|

| | | | |
|---|---|---|---|
| DIRECCIÓN DE FÁBRICAS, S. A. DE C. V. (HOLDING COMPANY OF GLASSCONTAINERS MANUFACTURING COMPANIES) | 41 | $2,146,152 | $2,246,826 |
| GONDI, S. A. DE C. V. | 7 | 190,239 | 198,544 |
| EXTRACTOS Y MALTAS, S. A. DE C. V. | 26 | 109,157 | 110,385 |
| FOREIGN INVESTMENTS (1) | 40-81 | 119,955 | 27,867 |
| | | 2,565,503 | 2,583,622 |
| OTHERS | | 59,095 | 122,614 |
| | | 2,624,598 | 2,706,236 |
| LESS - ALLOWANCE FOR DECLINE IN BOOK VALUE | | (85,802) | (75,183) |
| | | $2,538,796 | $2,631,053 |

(1) THE FIGURES SHOWN IN THE CONSOLIDATED FINANCIAL STATEMENTS DO NOT INCLUDE THE FINANCIAL POSITION OF SEEGER INDUSTRIAL, S. A., AN INVESTMENT GROUPED IN THE FOREIGN INVESTMENTS ITEM, AS THE ACCOUNTING POLICIES FOLLOWED BY THIS SUBSIDIARY DIFFER FROM THOSE OF THE OTHER COMPANIES COMPRISING THE GROUP. THE INVESTMENT IN THIS SUBSIDIARY REPRESENTS LESS THAN 0.03% OF CONSOLIDATED ASSETS.

B) THE AMOUNT OF THE INVESTMENT IN SHARES OF ASSOCIATES AND NON-CONSOLIDATED SUBSIDIARIES INCLUDES THE SHAREHOLDING IN THE RESULTS OF THOSE ENTITIES AMOUNTING TO $160,071 ($170,616 IN 2003) OF PROFIT.

6. PROPERTY, PLANT AND EQUIPMENT-NET:

A) THE BALANCE OF THIS ACCOUNT IS MADE UP AS FOLLOWS:

| | 2004 | | | 2003 |
|---|---|---|---|---|
| ITEM | NET HISTORICAL COST | NET RESTATEMENT | NET TOTAL VALUE | NET TOTAL VALUE |
| LAND | $ 1,181,952 | $ 2,905,861 | $ 4,087,813 | $ 4,023,672 |
| MACHINERY AND EQUIPMENT | 8,535,765 | 6,638,407 | 15,174,172 | 15,129,225 |
| TRANSPORTATION EQUIPMENT | 1,775,621 | 554,335 | 2,329,956 | 2,552,818 |
| BUILDINGS AND OTHER STRUCTURES | 4,267,052 | 5,792,774 | 10,059,826 | 9,931,294 |
| COMPUTER EQUIPMENT | 268,488 | 18,470 | 286,958 | 257,012 |
| FURNITURE AND OTHER EQUIPMENT | 369,037 | 112,196 | 481,233 | 720,574 |
| ANTIPOLLUTION EQUIPMENT | 435,512 | 235,933 | 671,445 | 704,453 |
| CONSTRUCTION IN PROGRESS AND ADVANCES TO SUPPLIERS | 5,965,512 | 483,668 | 6,449,180 | 4,678,337 |
| | $22,798,939 | $16,741,644 | $39,540,583 | $37,997,385 |

=========== =========== =========== ===========

DEPRECIATION FOR THE PERIOD AMOUNTED TO $968,243($930,964 IN 2003).

B) THE GROUP'S MANAGEMENT ESTIMATES THAT THE COMPLETION OF WORKS IN PROGRESS AND ADVANCES TO SUPPLIERS WILL REQUIRE AN ADDITIONAL INVESTMENT OF APPROXIMATELY $3,085,939($4,085,087 IN 2003), TO BE APPLIED TO THE CONSTRUCTION OF WAREHOUSE, OFFICES AND THE ACQUISITIONS AND INSTALLATION OF NEW PRODUCTION LINES AND THE EXPANSION OF FACTORY PRODUCTION CAPACITY. THIS WORK IS TO BE COMPLETED DURING THE SECOND SEMESTER OF 2004 AND THE YEAR 2005.

7. NOTES PAYABLES:

THE AMOUNT OF THIS ITEM CORRESPONDS TO A CURRENT ACCOUNT LOAN, REPRESENTED BY 3,253 THOUSAND OF U.S. DOLLARS TO THE EXCHANGE RATE OF $11.40 AND A LIBOR INTEREST RATE PLUS 0.75 POINTS (1.85% A THE END OF THE PERIOD). THE MATURITY DATE IS ON DECEMBER 31, 2004.

8. CONTINGENCIES AND COMMITMENTS:

A) THE GROUP HAS A PENSION AND SENIORITY PREMIUM PLAN TO COVER THE OBLIGATIONS ESTABLISHED BY ITS LABOR CONTRACTS AND THE MEXICAN FEDERAL LABOR LAW. THESE COMPENSATIONS ARE CLAIMED ONLY AFTER HAVING WORKED A CERTAIN NUMBER OF YEARS.

- AS OF THE DATE OF THE CONSOLIDATED FINANCIAL STATEMENTS THE AMOUNT OF THE ACCRUED LIABILITY FOR LABOR OBLIGATIONS UPON RETIREMENT OF THE PERSONNEL IS ANALYZED AS FOLLOWS:

| DESCRIPTION | 2004 | 2003 |
|---|---|---|
| OBLIGATIONS FOR CURRENT BENEFITS | $4,576,587 | $3,967,057 |
| ADDITIONAL AMOUNT FOR PROJECTED BENEFITS | 369,839 | 366,144 |
| OBLIGATIONS FOR PROJECTED BENEFITS | 4,946,426 | 4,333,201 |
| PLAN ASSETS (TRUST FUND) | (3,642,960) | (3,217,909) |
| | 1,303,466 | 1,115,292 |
| ITEMS TO BE AMORTIZED OVER A PERIOD OF 16 TO 22 YEARS: | | |
| FOR ADJUSTMENTS TO VARIANCES | (1,550,149) | (1,717,417) |
| FOR PAST SERVICES | (509,498) | (36,080) |
| PROJECTED NET ASSETS | (756,181) | (638,205) |
| ADDITIONAL LIABILITY MADE OF: | | |
| INTANGIBLE ASSETS | 519,364 | 514,203 |
| ADJUSTMENT TO CAPITAL | 1,005,679 | 727,838 |
| ACCRUED LIABILITY | $ 768,862 | $ 603,836 |

- THE INTANGIBLE ASSETS AND THE ADJUSTMENT TO CAPITAL ARE CREATED BY THOSE

SUBSIDIARIES IN WHICH THE TRUST FUNDS AND THE NET CURRENT LIABILITY ARE LESS THAN THE OBLIGATIONS FOR CURRENT BENEFITS.

- CONTRIBUTIONS TO THE TRUSTS THAT MANAGE THE PLAN ASSETS IN THE PERIOD AMOUNTED TO $254,047($195,465 IN 2003). DURING THE PERIOD PAYMENTS MADE BY THE TRUSTS TO BENEFICIARIES AMOUNTED TO $95,073($63,125 IN 2003).

- THE NET COST FOR THE PERIOD AMOUNTED TO $165,003($139,030 IN 2003), AND WAS DETERMINED IN THE SAME MANNER AS PROJECTED BENEFITS OBLIGATIONS, AT AN ESTIMATED REAL RATE OF RETURN OF 5%, AND ON AN AVERAGE INCREASE IN SALARIES OF 1.5% IN THE PERIOD.

- THE TAX PROVISIONS RELATED TO PENSION PLAN AND RETIREMENT FUNDS STIPULATE THAT INVESTMENTS IN SECURITIES ISSUED BY THE COMPANY ITSELF OR BY RELATED PARTIES MUST NOT EXCEED 10% OF THE OVERALL RESERVE FOR THESE FUNDS, PROVIDED THE SECURITIES IN QUESTION ARE APPROVED BY THE NATIONAL BANKING AND SECURITIES COMMISSION. SHOULD THIS PERCENTAGE EXCEED THE LIMIT, THERE IS TERM EXPIRING DECEMBER 31, 2006 IN WHICH TO ADJUST THE PERCENTAGE IN COMPLIANCE WITH THE AFOREMENTIONED 10% LIMIT.

B) THERE IS AN UNMEASURED LIABILITY FOR THE SEVERANCE PAYMENTS THAT WOULD HAVE TO BE PAID TO PERSONNEL, IN THE CASES PROVIDED FOR IN THE MEXICAN FEDERAL LABOR LAW AND THE COLLECTIVE LABOR CONTRACT. DURING THE PERIOD SEVERANCE PAYMENTS HAVE BEEN MADE FOR $125,440($48,260 IN 2003).

C) THERE ARE LAWSUITS FILED BEFORE THE AUTHORITIES FOR DIFFERENT REASONS. IN THE OPINION OF THE GROUP'S OFFICERS AND LAWYERS, THESE MATTERS WILL BE RESOLVED FAVORABLY. IN ANY CASE, THE RESULT OF THE LAWSUITS WILL NOT SUBSTANTIALLY AFFECT THE CONSOLIDATED FINANCIAL SITUATION OR THE CONSOLIDATED RESULTS OF ITS OPERATIONS.

D) AS OF THE DATE OF THE CONSOLIDATED FINANCIAL STATEMENTS, THERE ARE PURCHASING COMMITMENTS FOR THE PURCHASE OF INVENTORIES, MACHINERY AND EQUIPMENT IN THE AMOUNT OF APPROXIMATELY 205,325 THOUSAND U.S. DOLLARS (71,282 THOUSAND U.S. DOLLARS IN 2003) APROXIMATELY.

E) IN 2000 AND 2001, STRAIGHT-LEASING AGREEMENTS WERE SIGNED FOR AIR TRANSPORTATION EQUIPMENT, ESTABLISHING MANDATORY TERMS OF 10 AND 7 YEARS AND MONTHLY RENT OF 170 THOUSAND U.S. DOLLARS AND 24 THOUSAND U.S. DOLLARS, RESPECTIVELY.

9. COMMON STOCK:

AS OF JUNE 30, 2004 COMMON STOCK IS COMPRISED OF 3,251,759,632 SHARES, WITH NO PAR VALUE, DIVIDED AS FOLLOWS:

| DESCRIPTION | AMOUNT |
|---|---|
| FIXED CAPITAL: | |
| SERIES A CLASS I SHARES - WITHOUT WITHDRAWAL RIGHTS, REPRESENTED BY 1,459,389,728 FULLY SUBSCRIBED AND PAID-IN COMMON VOTING SHARES; THESE SHARES MUST ALWAYS REPRESENT 56.10% OF THE TOTAL SHARES OF THE COMMON STOCK WITH | |

| | |
|---|---|
| VOTING RIGHTS; AND MAY BE ACQUIRED DIRECTLY OR INDIRECTLY ONLY BY MEXICAN INDIVIDUALS OR CORPORATIONS (HISTORICAL VALUE). | $ 785,996 |
| VARIABLE CAPITAL: | |
| SERIES B CLASS II SHARES - REPRESENTED BY 1,142,017,984 FULLY SUBSCRIBED AND PAID-IN COMMON VOTING SHARES, WHICH IN NO CASE MAY REPRESENT MORE THAN 43.90% OF THE TOTAL VOTING SHARES OF THE COMMON STOCK, AND WILL BE SUBJECT TO NO SUBSCRIPTION LIMITATIONS (HISTORICAL VALUE). | 1,085,855 |
| SERIES C CLASS II SHARES - REPRESENTED BY 650,351,920 FULLY SUBSCRIBED AND PAID-IN NONVOTING SHARES; WHICH IN NO CASE MAY REPRESENT MORE THAN 20% OF THE COMMON STOCK (HISTORICAL VALUE). | 967,801 |
| | 2,839,652 |
| EFFECT OF RESTATEMENT | 11,337,261 |
| | $14,176,913 |

B) COMPOSITION OF UPDATING OF SOME SHAREHOLDER'S EQUITY ACCOUNTS:

| ITEM | CIFRAS HISTORICAS | EFECTOS DE ACTUALIZACION | CIFRAS ACTUALIZADAS |
|---|---|---|---|
| CAPITAL | $ 2,839,652 | $11,337,621 | $14,176,913 |
| SHARE PREMIUM | 193,388 | 750,762 | 944,150 |
| ACCUMULATED PROFITS: | | | |
| LEGAL RESERVE | 1,306,623 | 458,402 | 1,765,025 |
| RESERVE FOR ACQUISITION OF OWN SHARES | 150,000 | 446,358 | 596,358 |
| TO BE APPLIED | 17,954,697 | 8,930,960 | 26,885,657 |
| PROFIT FOR THE PERIOD | 2,895,294 | 7,728 | 2,903,022 |
| TOTAL | $25,339,654 | $21,931,471 | $47,271,125 |

10. COMPREHENSIVE INCOME:

GROUP'S COMPREHENSIVE INCOME OF THE PERIOD IS MADE UP AS FOLLOWS:

| DESCRIPTION | 2004 | 2003 |
|---|---|---|
| PROFIT FOR THE YEAR | $3,813,528 | $3,403,855 |
| RESULT FROM HOLDING NON-MONETARY ASSETS | 10,992 | (52,229) |
| COMPREHENSIVE INCOME | $3,824,520 | $3,351,626 |

11. INCOME TAX, ASSET TAX, EMPLOYEES' PROFIT SHARING AND RESTRICTIONS ON PROFITS:

A) THE INCOME TAX AND ASSET TAX PROVISION AS OF JUNE 30 IS MADE UP AS FOLLOWS:

| ITEM | 2004 | 2003 |
|---|---|---|
| INCOME TAX INCURRED | $2,606,419 | $2,174,586 |
| ASSET TAX | 14,965 | 9,281 |
| DEFERRED INCOME TAX | (147,401) | 48,271 |
| | $2,473,983 | $2,232,138 |

B) AS A RESULT OF THE AMENDMENTS TO THE INCOME TAX LAW APPROVED ON JANUARY 1, 2002, THE INCOME TAX RATE HAS BEEN REDUCED ANNUALLY AS FROM 2003 UNTIL IT REACHES THE NOMINAL RATE OF 32% IN 2005. THE INCOME TAX CAUSED IN THE PERIOD WAS DETERMINED APPLYING THE RATE FROM 33% TO THE FISCAL RESULT.

C) DEFERRED TAXES -THE MAIN TEMPORARY ITEMS GIVING RISE TO THE DEFERRED TAX LIABILITY AT THE DATE OF THESE CONSOLIDATED FINANCIAL STATEMENTS ARE ANALYZED AS FOLLOWS:

| ITEM | 2004 | 2003 |
|---|---|---|
| FIXED ASSETS AND OTHER ASSETS | $5,473,557 | $5,528,256 |
| INVENTORIES | 1,267,980 | 1,371,935 |
| STOCKHOLDERS' EQUITY | 397,350 | |
| LABOR OBLIGATIONS UPON RETIREMENT | 250,269 | 1,197,929 |
| TRADE ACCOUNTS RECEIVABLE | (183,341) | (145,877) |
| LIABILITY PROVISIONS | (45,478) | (51,504) |
| SUBTOTAL | 7,160,337 | 6,901,009 |
| TAX CREDITS CORRESPONDING TO: | | |
| TAX LOSSES | (75,300) | (70,556) |
| ASSET TAX RECOVERABLE | (69,278) | (113,293) |
| TOTAL DEFERRED TAX LIABILITY | $7,015,759 | $6,717,160 |

D) AT THE DATE OF THE CONSOLIDATED BALANCE SHEET, THERE ARE TAX LOSSES THAT WILL AFFECT THE CONSOLIDATED TAX RESULT BY $5,449($49,081 IN 2003), THAT CAN BE AMORTIZED AGAINST FUTURE TAX PROFITS, AFTER RESTATEMENT. IN THE PERIOD, PRIOR YEARS' TAX LOSSES IN THE AMOUNT OF $5,280($14,372 IN 2003), AT HISTORICAL VALUES, HAVE BEEN AMORTIZED.

E) ASSET TAX IS CALCULATED BY APPLYING THE RATE OF 1.8% OVER THE NET AMOUNT OF CERTAIN ASSETS AND LIABILITIES AND IS PAID ONLY WHEN ASSET TAX EXCEEDS INCOME TAX.

F) EMPLOYEES' PROFIT SHARING IS CALCULATED BY APPLYING THE RATE OF 10% OVER THE AMOUNT DETERMINED IN ACCORDANCE WITH THE SPECIAL RULES SET FORTH IN THE

INCOME TAX LAW.

G) AT THE DATE OF THE CONSOLIDATED FINANCIAL STATEMENTS, THERE IS ASSET TAX IN THE AMOUNT OF $180,974($167,788 IN 2003), WHICH CAN BE REFUNDED IN THE FOLLOWING TEN YEARS, AFTER RESTATEMENT, PROVIDED INCOME TAX EXCEEDS ASSET TAX IN ANY OF THOSE PERIODS.

- CERTAIN COMPANIES INCURRED NO INCOME TAX, AND THEREFORE, THE ASSET TAX FOR THE PERIOD IS CONSIDERED AS AN ACCOUNT RECEIVABLE FOR THOSE COMPANIES WHEN THERE IS CERTAINTY THAT SAID AMOUNT CAN BE CREDITED AGAINST INCOME TAX IN FUTURE PERIODS; THIS IS SHOWN IN THE BALANCE SHEET, TOGETHER WITH DEFERRED TAX, AS PROVIDED FOR IN STATEMENT D-4. THE ACCRUED EFFECT AT THE DATE OF THE CONSOLIDATED FINANCIAL STATEMENTS AMOUNTS TO $69,278($113,293 IN 2003).

- ASSET TAX INCURRED BY THE CONTROLLED COMPANIES, WHERE THERE IS NO CERTAINTY THAT THE TAX CAN BE RECOVERED AND IT EXCEEDS INCOME TAX, WAS CHARGED DIRECTLY TO RESULTS FOR THE PERIOD, AND AMOUNTED TO $14,879 ($8,848 IN 2003), AT HISTORICAL VALUE.

H) GRUPO MODELO S.A. DE C.V., TOGETHER WITH ITS DIRECT AND INDIRECT SUBSIDIARIES, IS AUTHORIZED TO DETERMINE INCOME TAX AS PER THE TAX CONSOLIDATION REGIME, AS SPECIFIED IN THE INCOME TAX LAW. THE MAIN POINTS OF THE CONSOLIDATED TAX RESULT ARE AS FOLLOWS:

- THE CONSOLIDATION PERCENTAGE OF SHAREHOLDING IN THE SUBSIDIARIES IS DETERMINED BY MULTIPLYING THE REAL PARTICIPATION OF THE CONTROLLING COMPANY IN THE CONTROLLED COMPANIES BY A FACTOR OF 0.60. CONTROLLED COMPANIES' UNAMORTIZED PRIOR YEARS' TAX LOSSES INCLUDE IN THE DETERMINATION OF THE CONSOLIDATED TAX RESULT, AND WHICH ARE TO BE AMORTIZED AGAINST TAX PROFITS GENERATED IN THE PERIOD, ARE CONSIDERED AT THE SHAREHOLDING PERCENTAGE.

- IN DETERMINING THE CONSOLIDATED TAX RESULT, THE CONTROLLING COMPANY'S TAX PROFIT MUST BE INCLUDED, MULTIPLIED BY A FACTOR OF 0.60.

- THOSE COMPANIES, IN WHICH THE DIRECT OR INDIRECT PARTICIPATION THROUGH ANOTHER CONTROLLED COMPANY DOES NOT EXCEED 50%, MUST NOT BE INCLUDED IN THE CONSOLIDATION PROCESS.

- TAX LOSSES OF THE CONTROLLING OR CONTROLLED COMPANIES ARISING ON AN INDIVIDUAL BASIS MAY NOT BE AMORTIZED UNDER CURRENT TAX DISPOSITIONS, BUT MUST BE ADDED TO THE CONSOLIDATED PROFIT OR SUBTRACTED FROM THE CONSOLIDATED TAX LOSSES OF THE PERIOD IN WHICH THE RIGHT IS LOST.

I) IN THE EVENT OF CAPITAL DISTRIBUTION (IN CASH OR ASSETS), RETAINED EARNINGS ARE SUBJECT TO INCOME TAX PAYABLE BY THE COMPANY WHICH IS CONSIDERED TO BE A FINAL PAYMENT, ON THE BASIS OF THE FOLLOWING:

- *DIVIDENDS PAID OUT FROM THE NET TAX INCOME ACCOUNT (CUFIN) ARE NOT SUBJECT* TO INCOME TAX. ANY AMOUNT PAID IN EXCESS IS SUBJECT TO 33% INCOME TAX IN 2004, ON THE RESULT OF MULTIPLYING THE DIVIDEND PAID BY THE FACTOR OF 1.4925; THE CORRESPONDING TAX MAY BE CREDITED AGAINST THE COMPANY'S INCOME TAX DETERMINED IN THE CURRENT YEAR OR OVER THE FOLLOWING TWO YEARS. DIVIDENDS PAID ARE NOT SUBJECT TO ANY WITHHOLDING TAX.

- DIVIDENDS ARISING FROM THE NET REINVESTED TAX INCOME ACCOUNT (CUFINRE) ARE

SUBJECT TO A 5% INCOME TAX RATE. THE RATE IS 3% FOR NET REINVESTED TAX PROFIT RAISED IN 1999.

- IN 1999, THE INCOME TAX RATE WAS CHANGED, WITH THE GENERAL RATE ESTABLISHED AT 35%, IMPLEMENTING A DEFERRAL PROGRAM FOR PROFIT REINVESTMENT, AND APPLYING THE 30% RATE TO REINVESTED TAX PROFITS. THE REMAINING 5% TAX BECOMES PAYABLE IN THE PERIOD IN WHICH SAID REINVESTED TAX PROFITS ARE DECREED AS DIVIDENDS. THE APPLICABLE RATE FOR PROFITS REINVESTED IN 1999 WAS 32%; THEREFORE, DIVIDENDS PAID OUT FROM THE CURINRE SET UP IN 1999 ARE SUBJECT TO 3% TAX. THESE PROCEDURES REMAINED IN EFFECT UP TO 2001, AND THIS TAX DEFERRAL WILL NOT BE APPLIED UNTIL DIVIDENDS ARE PAID IN FUTURE YEARS.

- IN THIS PERIOD DIVIDENDS IN THE AMOUNT OF $2,771,475($1,759,852 IN 2003) AT HISTORICAL VALUE, HAVE BEEN DECREED. THE AMOUNT OF $2,496,777 COMES FROM THE CUFINRE AND CAUSED INCOME TAX FOR DISTRIBUTION OF REINVESTED EARNINGS IN THE AMOUNT OF $91,939 (FIGURE THAT WAS RESERVED IN PRIOR YEARS), AND THE AMOUNT OF $274,698 WAS DISTRIBUTED FROM CUFIN.

- AS OF THE DATE OF THE CONSOLIDATED FINANCIAL STATEMENTS, THE BALANCES OF CUFIN AMOUNTS $15,745,328($12,622,023 IN 2003).

| ITEM | 2004 | 2003 |
|---|---|---|
| CUFIN | $15,745,328 | $12,622,023 |
| CUFINRE | $ - | $ 2,485,228 |

J) IN THE EVENT OF A CAPITAL REDUCTION, THE EXCESS OF STOCKHOLDERS' EQUITY OVER CAPITAL CONTRIBUTIONS, THE LATTER RESTATED IN ACCORDANCE WITH THE PROCEDURES ESTABLISHED IN THE INCOME TAX LAW, IS ACCORDED THE SAME TAX TREATMENT AS DIVIDENDS.

K) DURING THE PERIOD, MINORITY INTEREST WAS PURCHASED IN SOME SUBSIDIARIES, WHICH REPRESENT 0.02% OF IT. IN ADDITION CONTRIBUTIONS WERE RECEIVED FROM MINORITY STOCKHOLDERS' RELATED TO CHANGES IN PRIOR YEARS, WHICH REPRESENT 2.06%.

12. TRANSACTIONS WITH NON-CONSOLIDATED RELATED COMPANIES:

THE MAIN TRANSACTIONS ENTERED INTO WITH NON-CONSOLIDATED RELATED COMPANIES ARE ANALYZED AS FOLLOWS:

| DESCRIPTION | | |
|---|---|---|
| PURCHASE OF: | 2004 | 2003 |
| CONTAINERS AND PACKAGING | $2,166,969 | $1,989,687 |
| RAW MATERIALS | 155,382 | 177,088 |
| MACHINERY | 34,200 | 52,993 |
| | $2,356,551 | $2,219,768 |

SALES OF:

| | | |
|---|---|---|
| RECYCLABLE MATERIALS | $ 53,869 | $ 64,262 |
| MACHINERY AND MAINTENANCE SERVICES | 1,506 | 5,682 |
| FREIGHT COLLECTED | | 1,068 |
| SERVICES COLLECTED | | 329 |
| | $ 55,375 | $ 71,341 |

13. FOREIGN-CURRENCY POSITION AND TRANSACTIONS:

A) AS OF THE CONSOLIDATED BALANCE-SHEET DATE, THE GROUP HAS THE FOLLOWING POSITION IN THOUSAND OF U.S. DOLLARS:

| DESCRIPTION | 2004 | 2003 |
|---|---|---|
| ASSETS | 140,760 | 113,210 |
| LIABILITIES | 32,756 | 25,705 |

B) THESE CURRENCIES ARE VALUED AT THE FOLLOWING EXCHANGE RATES:

| | ASSETS | LIABILITIES |
|---|---|---|
| AT THE MARKET EXCHANGE RATE OF $11.40 PESOS FOR ASSETS AND $11.54 PESOS FOR LIABILITIES PER U.S. DOLLAR | $1,604,434 | $377,966 |

C) AT THE DATE OF THE CONSOLIDATED FINANCIAL STATEMENTS, THERE WERE INVENTORIES AMOUNTING TO 41,986 THOUSAND U.S. DOLLARS(45,483 THOUSAND U.S. DOLLARS IN 2003), WHICH, FOR THE MOST PART CAN ONLY BE ACQUIRED ABROAD.

D) DURING THE PERIOD, THE FOLLOWING OPERATIONS WERE CARRIED OUT IN THOUSAND OF U.S.
DOLLARS:

| DESCRIPTION | 2004 | 2003 |
|---|---|---|
| EXPORTATIONS OF FINISHED GOODS | 568,181 | 490,438 |
| COLLECTION OF ROYALTIES | 69,481 | 64,861 |
| EXPORTATIONS OF PACKAGING AND OTHER MATERIALS | 8,266 | 6,259 |
| | 645,928 | 561,558 |
| PURCHASE OF INVENTORIES | 42,616 | 37,280 |
| FREIGHTS, ADVERTISING, TAXES AND DUTIES, AND OTHER ITEMS | 85,921 | 81,508 |
| PURCHASE OF MACHINERY AND PAYMENT OF OTHER SERVICES | 68,031 | 14,492 |
| PURCHASE OF SPARE PARTS | 13,104 | 8,163 |

| | | |
|---|---|---|
| | 209,672 | 141,443 |
| NET | 436,256 | 420,115 |

14. INFORMATION PER SEGMENT:

SEGMENT DATA IS ANALYZED AS FOLLOWS:

2004

| DESCRIPTION | INCOME | CONSOLIDATED NET PROFIT | IDENTIFICABLE ASSETS |
|---|---|---|---|
| DOMESTIC | $15,101,223 | $ 2,494,047 | $64,824,392 |
| EXPORTS | 6,446,770 | 1,319,481 | 1,085,848 |
| | $21,547,993 | $ 3,813,528 | $65,910,240 |

2003

| DESCRIPTION | INCOME | CONSOLIDATED NET PROFIT | IDENTIFICABLE ASSETS |
|---|---|---|---|
| DOMESTIC | $14,925,051 | $ 2,566,507 | $60,843,902 |
| EXPORTS | 5,480,506 | 837,348 | 903,937 |
| | $20,405,557 | $3,403,855 | $61,747,839 |

15. FINANCIAL INSTRUMENTS:

FINANCIAL INSTRUMENTS POTENTIALLY SUBJECT TO RISK CONCENTRATION CONSIST MAINLY OF ACCOUNTS RECEIVABLE AND TEMPORARY INVESTMENTS. THE GROUP PLACES CASH SURPLUSES AT PRESTIGIOUS CREDIT INSTITUTIONS. CREDIT RISK CONCENTRATION CONCERNING ACCOUNTS RECEIVABLE IS LIMITED, DUE MAINLY TO THE LARGE NUMBER OF CUSTOMERS AND THEIR GEOGRAPHIC DISTRIBUTION. THE GROUP CONSIDERS THAT THE ALLOWANCE FOR DOUBTFUL ACCOUNTS PROPERLY COVERS THOSE THAT COULD REPRESENT A RISK OF RECOVERY, AND CONTINUALLY MONITORS THEIR BEHAVIOR. WHEN NECESSARY, THE ESTIMATION IS ADJUSTED.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TRANSLATION FOR INFORMATION PURPOSES ONLY

STOCK EXCHANGE CODE GMODELO
GRUPO MODELO, S.A. DE C.V.

QUARTER: 2 YEAR: 2004

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

| COMPANY NAME (1) | MAIN ACTIVITIES | NUMBER OF SHARES | OWNERS (2) | TOTAL AMOUNT (Thousands of Pesos) | |
|---|---|---|---|---|---|
| | | | | ACQUISITI COST | PRESENT VALUE (3) |
| **SUBSIDIARIES** | | | | | |
| 2 DIBLO, S.A. DE C.V. | | 243,229,213 | 76.75 | 2,912,876 | 40,538,613 |
| **TOTAL INVESTMENT IN SUBSIDIARIES** | | | | **2,912,876** | **40,538,613** |
| **ASSOCIATEDS** | | | | | |
| 1 DIRECCION DE FABRICAS, S.A. DE C.V. | HOLDING | 165,000,000 | 41.05 | 65,824 | 2,146,152 |
| 2 EXTRACTOS Y MALTAS, S.A. DE C.V. | TRANSFORMATION OF BARLEY INTO MALT | 1,050,000 | 26.30 | 87 | 109,157 |
| 3 GONDI, S.A. DE C.V. | HOLDING | 202,489,721 | 7.16 | 195 | 190,239 |
| 4 SEEGER INDUSTRIAL, S.A. DE C.V. | MACHINERY MANUFACTURES | 248,000 | 81.30 | 9,274 | 41,144 |
| 5 RESERVE FOR IMPAIRMENT | | 1 | 0.00 | 0 | (85,802) |
| | | 0 | 0.00 | 0 | 0 |
| **TOTAL INVESTMENT IN ASSOCIATEDS** | | | | **75,380** | **2,400,890** |
| **OTHER PERMANENT INVESTMENTS** | | | | | **137,906** |
| **TOTAL** | | | | | **43,077,409** |

**NOTES**

GRUPO MODELO, S.A. DE C.V. IS A HOLDING COMPANY THAT OWNS 76.75% OF THE CAPITAL STOCK OF DIBLO, S.A. DE C.V., WHOSE MAIN BUSINESS IS REAL STATE AND INVESTMENT IN SHARES OF SUBSIDIARIES RELATED TO THE PRODUCTION, DISTRIBUTION AND SALE OF BEER IN MEXICO AND ABROAD, THE MOST IMPORTANT COMPANIES ARE LISTED IN ANNEX 2 "COMPLEMENTARY NOTES TO THE FINANCIAL STATEMENTS"

GRUPO MODELO, S.A. DE C.V.

MEXICAN STOCK EXCHANGE

QUARTER: 2 YEAR 2004

## ANNEX 05
## CREDITS BREAK DOWN

(THOUSANDS OF PESOS)

Final Printing
CONSOLIDATED

| Credit Type / Institution | Amortization Date | Rate of Interest | Denominated In Pesos | | Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval | | | | | | Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Until 1 Year | More Than 1 Year | Current Year | Until 1 Year | Until 2 Years | Until 3 Years | Until 4 Years | Until 5 Years | Current Year | Until 1 Year | Until 2 Years | Until 3 Years | Until 4 Years | Until 5 Years |
| **BANKS** | | | | | | | | | | | | | | | | |
| **OTHER FINANCIAL ENTITIES** | | | | | | | | | | | | | | | | |
| BANCO BILBAO BIZCAYA | 31/12/2004 | 1.85 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 37,082 | 0 | 0 | 0 | 0 | 0 |
| **TOTAL BANKS** | | | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **37,082** | **0** | **0** | **0** | **0** | **0** |

TRANSLATION FOR INFORMATION PURPOSES ONLY

STOCK EXCHANGE CODE: GMODELO
GRUPO MODELO, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
**ANNEX 05**
**CREDITS BREAK DOWN**
(THOUSANDS OF PESOS)

QUARTER: 2 YEAR 2004

Final Printing
CONSOLIDATED

| Credit Type / Institution | Amortization Date | Rate of Interest | Denominated In Pesos: Until 1 Year | Denominated In Pesos: More Than 1 Year | Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval: Current Year | Until 1 Year | Until 2 Years | Until 3 Years | Until 4 Years | Until 5 Years | Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval: Current Year | Until 1 Year | Until 2 Years | Until 3 Years | Until 4 Years | Until 5 Years |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **SUPPLIERS** | | | | | | | | | | | | | | | | |
| **PROVEEDORES** | | | | | | | | | | | | | | | | |
| BOTLES | | | 232,111 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| PACKING | | | 135,662 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| CAN | | | 17,686 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 37 | 0 | 0 | 0 | 0 | 0 |
| MALT | | | 16,873 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 267 | 0 | 0 | 0 | 0 | 0 |
| FUEL | | | 58,229 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| ADVERTISING | | | 40,337 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 6,940 | 0 | 0 | 0 | 0 | 0 |
| SPARE PARTS | | | 39,177 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 16,895 | 0 | 0 | 0 | 0 | 0 |
| LABELS | | | 3,920 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 2,447 | 0 | 0 | 0 | 0 | 0 |
| FREIGHT | | | 10,478 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 5,432 | 0 | 0 | 0 | 0 | 0 |
| ELECTRICITY | | | 2,577 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| WATER AND ICE | | | 11,487 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| OTHER RAW MATERIALS | | | 25,537 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 121,844 | 0 | 0 | 0 | 0 | 0 |
| MACHINERY AND EQUIPMENT | | | 11,381 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 67,425 | 0 | 0 | 0 | 0 | 0 |
| SERVICES | | | 10,733 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 4,311 | 0 | 0 | 0 | 0 | 0 |
| PALLET | | | 11,252 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| FEES | | | 3,765 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| MAINTENANCE | | | 10,380 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 421 | 0 | 0 | 0 | 0 | 0 |
| COPUTER EQUIPMENT | | | 4,135 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 58 | 0 | 0 | 0 | 0 | 0 |
| ELECTRIC EQUIPMENT | | | 1,702 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| MAIL AND PHONE | | | 282 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| SOFT DRINKS | | | 6,420 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| CORN | | | 35,540 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| CUSTOM EXPENSES | | | 76 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 7,559 | 0 | 0 | 0 | 0 | 0 |
| PROMOTIONAL ITEMS | | | 946 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 7,241 | 0 | 0 | 0 | 0 | 0 |
| RICE | | | 2,236 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| CONSTRUCTION LIABILITIES | | | 10,079 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| TOLL | | | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| STATIONERY | | | 2,099 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| CHEMICAL PRODUCTS | | | 5,856 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |

STOCK EXCHANGE CODE: GMODELO
GRUPO MODELO, S.A. DE C.V.

MEXICAN STOCK EXCHANGE

**ANNEX 05**
**CREDITS BREAK DOWN**
(THOUSANDS OF PESOS)

QUARTER: 2 YEAR 2004

Final Printing
CONSOLIDATED

| Credit Type / Institution | Amortization Date | Rate of Interest | Denominated In Pesos: Until 1 Year | Denominated In Pesos: More Than 1 Year | Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval: Current Year | Until 1 Year | Until 2 Years | Until 3 Years | Until 4 Years | Until 5 Years | Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval: Current Year | Until 1 Year | Until 2 Years | Until 3 Years | Until 4 Years | Until 5 Years |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **SUPPLIERS** | | | | | | | | | | | | | | | | |
| CLEANING MATERIALS | | | 281 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| PLANE TICKETS | | | 16 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| INSURANCE | | | 219 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| WINE AND LICORS | | | 135 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| GROSERIES | | | 461 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| REFRIGERATION EQUIPMENT | | | 1,190 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| BEER | | | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 50,047 | 0 | 0 | 0 | 0 | 0 |
| BARLEY | | | 417 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| OTHERS | | | 217,357 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 3,467 | 0 | 0 | 0 | 0 | 0 |
| LEASE | | | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 767 | 0 | 0 | 0 | 0 | 0 |
| **TOTAL SUPPLIERS** | | | **931,032** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **295,158** | **0** | **0** | **0** | **0** | **0** |
| OTHER LIABILITIES | | | 1,102,722 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 45,726 | 0 | 0 | 0 | 0 | 0 |
| **OTHER CURRENT LIABILITIES AND OTHER CREDITS** | | | **1,102,722** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **45,726** | **0** | **0** | **0** | **0** | **0** |
| | | | **2,033,754** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **377,966** | **0** | **0** | **0** | **0** | **0** |

**NOTES**

LOANS OBTAINED BY A FOREING SUBSIDIARY FOR 3,252 MILLION U.S. DOLLARS VALUED AT THE FREE EXCHANGE RATE OF 11.40 PESOS PER DOLLAR, COMING FROM THE CONVERSION OF FINANCIAL STATEMENTS OF ABROAD SUBSIDIARIES. MATURITY IN DECEMBER 2004, WITH A VARIABLE INTEREST RATE OF LIBOR +0.75 PERCENTAGE POINTS (1.85% AT THE END OF THE PERIOD).

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE
SIFIC / ICS

QUARTER 2 YEAR 2004

**STOCK EXCHANGE CODE GMODELO**
**GRUPO MODELO, S.A DE C.V.**

**MONETARY POSITION IN FOREIGN EXCHANGE**
(Thousands of Pesos)
**ANNEX 6**

**CONSOLIDATED**
**Final Printing**

| TRADE BALANCE | DOLARS (1) | | OTHER CURRENCIES | | TOTAL THOUSANDS OF PESOS |
|---|---|---|---|---|---|
| | THOUSANDS OF DOLARS | THOUSANDS OF PESOS | THOUSANDS OF DOLARS | THOUSANDS OF PESOS | |
| **TOTAL ASSETS** | 140,191 | 1,598,169 | 569 | 6,265 | 1,604,434 |
| **LIABILITIES POSITION** | 31,652 | 365,163 | 1,104 | 12,803 | 377,966 |
| **NET BALANCE** | 108,539 | 1,233,006 | -535 | -6,538 | 1,226,468 |

NOTES:

THE U.S. DOLAR IS VALUED AT THE EXCHANGE RATE OF $11.40 PESOS FOR ASSETS AND $ 11.54 PESOS FOR LIABILITIES PER U.S. DÓLAR

THE POSITION IN FOREIGN CURRENCY HELD IN OTHER CURRENCIES WITH ITS EQUIVALENT IN DOLLARS, IN THE ASSETS AND LIABILITIES CORRESPONDS TO EUROS

STOCK EXCHANGE CODE **GMODELO**
**GRUPO MODELO, S.A. DE C.V.**

QUARTER: **2** YEAR: **2004**

**INTEGRATION AND INCOME CALCULATION BY MONETARY POSITION (1)**
(Thousands of Pesos)

**ANNEX 7**

**CONSOLIDATED**
**Final Printing**

| MONTH | MONETARY ASSETS | MONETARY LIABILITIES | (ASSET) LIABILITIES MONETARY POSITION | MONTHLY INFLATION | MONTHLY (PROFIT) AND LOSS |
|---|---|---|---|---|---|
| JANUARY | 16,926,466 | 4,299,505 | (12,626,961) | 0.01 | (78,479) |
| FEBRUARY | 16,587,595 | 3,873,270 | (12,714,325) | 0.01 | (76,054) |
| MARCH | 14,232,442 | 4,112,225 | (10,120,217) | 0.00 | (34,293) |
| APRIL | 15,354,633 | 4,471,869 | (10,882,764) | 0.00 | (16,423) |
| MAY | 9,116,202 | 4,879,575 | (4,236,627) | 0.00 | (4,673) |
| JUNE | 12,014,802 | 4,396,878 | (7,617,924) | 0.00 | 1,615 |
| ACTUALIZATION: | 0 | 0 | 0 | 0.00 | (743) |
| CAPITALIZATION: | 0 | 0 | 0 | 0.00 | 0 |
| FOREIGN CORP.: | 0 | 0 | 0 | 0.00 | 0 |
| OTHER | 0 | 0 | 0 | 0.00 | 0 |
| **TOTAL** | | | | | **(209,050)** |

**NOTES**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TRANSLATION FOR INFORMATION PURPOSES ONLY

STOCK EXCHANGE CODE GMODELO
GRUPO MODELO, S.A. DE C.V.

QUARTER: 2 YEAR: 2004

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

| FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE |
|---|
| =================NOT APPLY=================== |

| ACTUAL SITUATION OF FINANCIAL LIMITED |
|---|
| =================NOT APPLY=================== |

| BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE |
|---|

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TRANSLATION FOR INFORMATION PURPOSES ONLY

STOCK EXCHANGE CODE **GMODELO**
**GRUPO MODELO, S.A. DE C.V.**

QUARTER: **2** YEAR: **2004**

**PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS**

**ANNEX 9**

**CONSOLIDATED**
**Final Printing**

| PLANT OR CENTER | ECONOMIC ACTIVITY | PLANT CAPACITY (1) | UTILIZATION (%) |
|---|---|---|---|
| CERVECERIA MODELO, S.A. DE C. | BREWERY | 11,100 | 91 |
| CERVECERIA MODELO GUADALAJARA | BREWERY | 5,050 | 98 |
| CIA CERVECERA DEL TROPICO, S. | BREWERY | 7,000 | 100 |
| CERVECERIA DEL PACIFICO, S.A. | BREWERY | 2,000 | 86 |
| CEVECERIA MODELO DE TORREON, | BREWERY | 2,850 | 100 |
| CERVECERIA MODELO DEL NOROEST | BREWERY | 3,000 | 97 |
| CIA CERVECERA DE ZACATECAS, S | BREWERY | 20,000 | 62 |
| CEBADAS Y MALTAS, S.A. DE C. | TRANSFORMATION OF BARLEY INTO MALT | 150 | 100 |

**NOTES**

THE INSTALLED CAPACITY IN THE BREWERIES IS MEASURED IN THOUSANS OF HECTOLITERS AND FOR THE TRANSFORMATOR OF BARLEY INTO MALT, IN THOUSANDS OF TONS.

MEXICAN STOCK EXCHANGE
SIFIC /ICS

TRANSLATION FOR INFORMATION PURPOSES ONLY

STOCK EXCHANGE CODE GMODELO
GRUPO MODELO, S.A DE C.V.

QUARTER: 2 YEAR: 2004

## MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

| DOMESTIC | MAIN SUPLIERS | FOREIGN | MAIN SUPLIERS | DOM. SUBST. | COST PRODUCTION |
|---|---|---|---|---|---|
| MALT | CEBADAS Y MALTAS, S.A. DE C.V. | MALT | CARGILL MALT | SI | |
| MALT | EXTRACTOS Y MALTAS, S.A, DE C.V. | MALT | PRAIRIE MALT LIMITED | SI | |
| | | MALT | INTERNATIONAL MALTING CO | SI | 7.54 |
| CORN | ARANCIA COC, S.A. DE C.V. | | | | 3.71 |
| RICE | IPACPA, S.A. DE C.V. | | | | 0.63 |
| | | HOPS | JOHN I.HASS, INC<br>S.S.STEINER INC | NO | 0.90 |

**MEXICAN STOCK EXCHANGE**
**SIFIC /ICS**

**QUARTER 2 YEAR 2004**

STOCK EXCHANGE CODE GMODELO
GRUPO MODELO, S.A DE C.V.

**SELLS DISTRIBUTION BY PRODUCT**

**ANNEX 11**

**DOMESTIC SELLS**

**CONSOLIDATED**
**Final Printing**

| MAIN PRODUCTS | TOTAL PRODUCTION | | NET SELLS | | MARKET SHARE (%) | MAIN | |
|---|---|---|---|---|---|---|---|
| | VOLUME | AMOUNT | VOLUME | AMOUNT | | TRADEMARKS | COSTUMERS |
| BEER | 21,292 | 8,114,024 | 14,552 | 13,072,572 | | NEGRA MODELO | |
| | | 0 | 0 | | | CORONA | |
| | | 0 | 0 | | | MODELO ESPECIAL | |
| | | 0 | 0 | | | VICTORIA | CONSUMER |
| | | 0 | 0 | | | PACIFICO | |
| | | 0 | 0 | | | ESTRELLA | |
| | | 0 | 0 | | | MODELO LIGHT | |
| | | 0 | 0 | | | LEON | |
| | | 0 | 0 | | | MONTEJO | |
| OTHER INCOME | | 0 | 0 | 2,028,651 | | | |
| TOTAL | | 8,114,024 | | 15,101,223 | | | |

TRANSLATION FOR INFORMATION PURPOSES ONLY

**MEXICAN STOCK EXCHANGE**
**SIFIC /ICS**

**QUARTER 2 YEAR 2004**

STOCK EXCHANGE CODE GMODELO
GRUPO MODELO, S.A DE C.V.

**SELLS DISTRIBUTION BY PRODUCT**

**ANNEX 11**

**FOREIGN SELLS**


**CONSOLIDATED**
**Final Printing**

| MAIN PRODUCTS | TOTAL PRODUCTION | | NET SELLS | | DESTINATION | MAIN | |
|---|---|---|---|---|---|---|---|
| | VOLUME | AMOUNT | VOLUME | AMOUNT | | TRADEMARKS | COSTUMERS |
| BEER | | 0 | 6,439 | 6,446,770 | U.S.A. | CORONA | CONSUMER |
| | | 0 | 0 | | CANADA | MODELO ESPECIAL | |
| | | 0 | 0 | | EUROPA | NEGRA MODELO | |
| | | 0 | 0 | | ASIA | CORONA LIGHT | |
| | | 0 | 0 | | LATINOAMERICA | PACIFICO | |
| TOTAL | | | | 6,446,770 | | | |

NOTES

THE VOLUME IS PRESENTED IN THOUSAND OF HECTOLITERS
THE AMOUNT IS PRESENTED IN THOUSAND OF PESOS
IN THE ANNEX 11 "DOMESTIC SELLS" THE TOTAL PRODUCTION IS 21,292 THOUSAND HECTOLITERS AND INCLUDES THE PRODUCTION FOR THE DOMESTIC AND EXPORT MARKETS, BECAUSE THE EXPORT PRODUCTION CAN NOT BE CAPTURED

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TRANSLATION FOR INFORMATION PURPOSES ONLY

STOCK EXCHANGE CODE: **GMODELO** QUARTER: **2** YEAR: **2004**

**GRUPO MODELO, S.A. DE C.V.**

**CONSOLIDATED**
**Final Printing**

**INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK**

**CHARACTERISTICS OF THE SHARES**

| SERIES | NOMINAL VALUE | VALID CUPON | NUMBER OF SHARES | | | | CAPITAL STOCK (Thousands of Pesos) | |
|---|---|---|---|---|---|---|---|---|
| | | | PORTION | PORTION MEXI | CAN SUSCRIPTI | ON FIXED | VARIABLE | |
| A | | 13 | 1,459,389,728 | | 1,459,389,728 | | 785,996 | |
| B | | 13 | | 1,142,017,984 | | 1,142,017,984 | | 1,085,855 |
| C | | 13 | | 650,351,920 | | 650,351,920 | | 967,801 |
| **TOTAL** | | | **1,459,389,728** | **1,792,369,904** | **1,459,389,728** | **1,792,369,904** | **785,996** | **2,053,656** |

**TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION :**
3,251,759,632

**SHARES PROPORTION BY :**

**CPO'S :**
**UNITS :**
**ADRS's :**
**GDRS's :**
**ADS's :**
**GDS's :**

**REPURCHASED OWN SHARES**

| SERIES | NUMBER OF SHARES | MARKET VALUE OF THE SHARE AT REPURCHASE | AT QUARTER |
|---|---|---|---|

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

TICKER NAME: GMODELO
GRUPO MODELO, S.A. DE C.V.

QUARTER: 2 YEAR: 2004

**Information on Projects**
(Project, Amount Spent and Percentaje of Completion)

**ANNEX 13**

**CONSOLIDATED**
**Final Printing**

THE AMOUNT OF PS. 6,449,180 OF WORK IN PROGRESS AND ADVANCES TO SUPPLIERS, SHOWN IN NOTE 6 TO THE FINANCIAL STATEMENTS INCLUDED IN ANNEX 2, CORRESPONDS TO INVESTMENTS FOR THE CONSTRUCTION OF WAREHOUSES, ADMINISTRATIVE OFFICERS, REPLACEMENT AND INSTALLATION OF BOTTLING LINES AND EXPANSION OF PRODUCTION CAPACITY. TO COMPLETE THE INDICATED WORK AND ADDITIONAL INVESTMENT OF APPROXIMATELY PS. 3,085,939 IS REQUIRED AND IT IS ESTIMATED THAT THE WORK WILL BE COMPLETED DURING THE SECOND SEMESTER OF 2004 AND THE YEAR 2005.

**Transactions in Foreign Currency and Conversión of Financial Statements of Foreign Operations**
(Information related to Bulletin B-15)

**ANNEX 14**

**CONSOLIDATED**
**Final Printing**

THE CONVERSION TO MEXICAN PESOS OF THE FINANCIAL INFORMATION OF FOREING SUBSIDIARIES, REQUIRED FOR CONSOLIDATION, WAS MADE IN ACCORDANCE WITH THE GUIDELINES OF BULLETIN B-15 "TRANSACTIONS IN FOREIGN CURRENCY AND CONVERSION OF FINANCIAL STATEMENTS OF FOREIGN OPERATIONS", ISSUED BY THE IMCP, FOLLOWING THE METHOD OF INTEGRATED FOREIGN OPERATION; FOR THE CONVERSION OF MONETARY ENTRIES, THE FREE BUYING EXCHANGE RATE OF PS. 11.40 PER UNITED STATES DOLLAR WAS USED; NON-MONETARY ENTRIES AND THE PROFIT AND LOSS STATEMENT WERE CONVERTED TO MEXICAN CURRENCY IN ACCORDANCE WITH THE EXCANGE RATE IN EFFECT ON THE DATE ON WHICH THE TRANSACTIONS GIVING RISE TO THEM WERE EFFECTUATED. THE RESULTS OF THIS CONVERSION ARE PRESENTED WITHIN THE INTEGRAL RESULT OF FINANCING.

ON THE OTHER HAND THERE IS NO RESTRICTION ON TRANSFER OF CURRENCIES IN THE COUNTRIES WHERE THE FOREIGN SUBSIDIARIES ARE LOCATED.

THE AMOUNT OF FINANCIAL ASSETS AND LIABILITIES OF THE FOREIGN SUBSIDIARIES IS:

(THOUSANDS OF DOLLARS)

| DESCRIPTION | 2004 |
|---|---|
| ASSETS | 81,566 |
| LIABILITIES | 12,758 |
| NET ASSETS | 68,808 |

TRANSLATION FOR INFORMATION
PURPOSES ONLY

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMODELO** QUARTER: **2** YEAR: **2004**
**GRUPO MODELO, S.A. DE C.V.**

**CONSOLIDATED**
**Final Printing**

**DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.**

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORESSPONDING TO THE PERIOD FROM **1 JANUARY TO 31 JUNE 2004** AND **2003** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE RESULTS OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STARTED BY THE MEXIACN INSTITUE OF PUBLI ACCOUNTANTS AND IN THE PROVISIONS OF MEXICAN NATIONAL BANK AND STOCK COMMISSION ( COMISION NACIONAL BANCARIA Y DE VALORES)

THE ACCOUNTING PRINCIPLES USED BY THIS COMPAÑY AND THE PROCESSING OF DATAD THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAIR PERIOD OF THE PREVIOUS YEAR.

C.P. EMILIO FULLAONDO BOTELLA
SUBDIRECTOR DE FINANZAS

C.P. NARCISO GALVEZ PEÑA
CONTADOR GENERAL CORPORATIVO

**MÉXICO, D.F., AT JULY 22 OF 2004**

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

**STOCK EXCHANGE CODE:** **GMODELO** **DATE: 17/07/2004**
**GRUPO MODELO, S.A. DE C.V.**

**ADMINSTRATION MEMBER**

**CHAIRMAN**

ANTONINO FERNANDEZ RODRÍGUEZ

**DIRECTORS**

MA. ASUNCION ARAMBURUZABALA LARREGUI
MARK BOBAK
AUGUST A. BUSCH III
EMILIO CARRILLO GAMBOA
VELENTIN DIEZ MORODO
ANTONINO FERNANDEZ RODRIGUEZ
CARLOS FERNANDEZ GONZALEZ
LUIS JAVIER GONZALEZ CIMADEVILLA
PABLO GONZALEZ DIEZ
THOMAS HEATHER R.
ROBERTO HERNÁNDEZ RAMÍREZ
JAMES R. JONES
ROGELIO RAMÍREZ DE LA O.
ANNE RICHARDS
JUAN SÁNCHEZ-NAVARRO Y PEON
THOMAS W.SANTEL
JAIME SERRA PUCHE
PEDRO SOARES
ALEJANDRO STRAUCH

**ALTERNATE DIRECTOS**

LUIS MIGUEL ALVAREZ PEREZ
MARIO ALVAREZ YATES
LUCRECIA ARAMBURUZABALA LARREGUI DE F.
RANDOLPH BAKER
STEPHEN J. BURROWS
AUGUST A. BUSCH IV
ALFONSO CERVANTES RIBA
JUAN CINTRON PATTERSON
FERNANDO DEL CASTILLO ELORZA
LAURENTINO GARCIA GONZALEZ
CESAREO GONZALEZ DIEZ
JOHN F. KELLY
WILLIAM J. KIMMINS
STEPHEN K. LAMBRIGHT
JOHN PURNELL
LUIS MANUEL SANCHEZ CARLOS
JOAQUIN SORDO BARBA
LUIS GERARDO SORDO SORDO
PATRICK STOKES

**STATUTORY EXAMINERS**

MIGUEL ORTIZ AGUILAR
ALBERTO TIBURCIO CELORIO

**BOLSA MEXICANA DE VALORES, S.A. DE C.V.**

**STOCK EXCHANGE CODE: GMODELO DATE: 17/07/2004**
**GRUPO MODELO, S.A. DE C.V.**

**ADMINSTRATION MEMBER**

---

**ALTERNATE STATUTORY EXAMINERS**

AGUSTÍN AGUILAR LAURENTS
RAFAEL MAYA UROSA

---

**SECRETARY**

JORGE SIEGRIST PRADO

---

**ALTERNATE SECRETARY**

JUAN SÁNCHEZ-NAVARRO REDO